SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                     Filing No. 2 for the month of June, 1999

                            Talisman Enterprises Inc.
                           --------------------------
                           (Exact name of Registrant)

           2330 Southfield Road, Mississauga, Ontario, Canada L5N 2W8
          -------------------------------------------------------------
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F   X              Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes __                     No  X

                            TALISMAN ENTERPRISES INC.

     On June 2, 1999, the Company filed its Notice of Annual Meeting and Management Information Circular with the Ontario Securities Commission. The Notice of Annual Meeting and Management Information Circular are filed as an exhibit to this Form 6-K.

     Exhibit 1. Notice of Annual Meeting and Management Information Circular
                Appendix A. Consolidated Financial Statements for the fiscal year ended December 31, 1998
                Exhibit 1 1999 Senior Executive Stock Option Plan
                Exhibit 2 1999 Directors Company Stock Plan

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                       TALISMAN ENTERPRISES INC.

                                                                By:/s/James Ogle
Date: June 7, 1999                                         James Ogle, President

     Exhibit 1. Notice of Annual Meeting and Management Information Circular
                Appendix A. Consolidated Financial Statements for the fiscal year ended December 31, 1998
                Exhibit 1 1999 Senior Executive Stock Option Plan
                Exhibit 2 1999 Directors Company Stock Plan

                            TALISMAN ENTERPRISES INC.
                              2330 Southfield Road
                                     Unit 3
                              Mississauga, Ontario
                                     L5N 2W8

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS


     NOTICE IS HEREBY GIVEN that an annual and special meeting of shareholders of TALISMAN ENTERPRISES INC. (the "Corporation") will be held at the offices of Aird & Berlis, Barristers & Solicitors, Suite 1800, BCE Place, Bay Wellington Tower, Toronto, Ontario M5J 2T9 on Wednesday, June 30, 1999 at the hour of 10:00 a.m. (Toronto time) for the following purposes:

     1. to receive the financial statements of the Corporation for the fiscal year ended December 31, 1998, together with the report of the auditors thereon;

     2. to appoint the auditors and to authorize the directors to fix their remuneration;

     3. to elect directors;

     4. to consider and, if thought fit, pass, with or without variation, a resolution (the "Senior Executive Stock Option Plan Resolution") authorizing the terms of a proposed stock incentive plan for senior executives and employees of the Corporation;

     5. to consider and, if thought fit, pass, with or without variation, a resolution (the "Directors Stock Compensation Plan Resolution") authorizing the terms of a proposed stock incentive plan for non-employee directors of the Corporation; and

     6. to transact such further and other business as may properly come before the said meeting or any adjournment or adjournments thereof.

     Particulars of the matters referred to in this Notice are set out in the attached Management Information Circular.

     This Notice is accompanied by a form of Proxy and a Management Information Circular.

     A shareholder wishing to be represented by proxy at the meeting or any adjournment thereof must deposit his or her duly executed form of proxy with the Corporation's transfer agent and registrar, Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario M5H 4C3, on or before the close of business on the last day preceding the day of the meeting or any adjournment thereof at which the proxy is to be used, or deliver it to the Chairman of the meeting on the day of the meeting or any adjournment thereof prior to the time of voting.

DATED this 20th day of May, 1999.

                                                           BY ORDER OF THE BOARD



                                                                  James A. Ogle,
                                                                       President



         As required by the Business Corporations Act (Ontario), a form of proxy is enclosed. If you are unable to be present personally at the meeting, you are requested to complete, sign and return, in the envelope provided for that purpose, the enclosed form of proxy.

May 20, 1999

Dear Shareholder:

     You are invited to attend Talisman Enterprises Inc.'s 1998 Shareholders' Meeting which is being held on Wednesday, June 30, 1999 at the offices of Aird & Berlis, Barristers & Solicitors, BCE Place, Bay Wellington Tower, Suite 1800, Toronto, Ontario M5J 2T9 at 10:00 a.m. The particulars of the meeting are found in the accompanying material.

     Following is a summary of a number of key developments and activities involving your company that have occurred since the last Annual Report to the Shareholders.

     In October 1998, Talisman experienced a change in control when "Talisman Partners", a New York-based investment group owned by certain employees of Spencer Trask Securities, Inc. ("Spencer Trask") of New York, New York, invested US $1.6 million, through two separate private placements, in consideration for 503,504 shares of common stock and an equal number of common stock purchase warrants being issued to Talisman Partners. Among other things, the proceeds of this financing were used to repay, in full, a senior lender to the Company.

     At the time of  Talisman  Partners'  first  private  placement,  Norman  R.
Proulx, a Managing Director of Spencer Trask, was made a Director of the Company. Mr. Proulx later served as interim President and Chief Executive Officer of Talisman from December 1, 1998 through January 21, 1999. Presently, Mr. Proulx is Chairman of the Board of Directors.

     Effective January 21, 1999, I joined Talisman as President and Chief Executive Officer.

     Christian Bunger was hired as Vice President of Sales, USA. This position was created to better manage our efforts in the US market where we expect to obtain 80% of the Company's future customer sales base. Chris concluded a very successful 32-year sales career with Energizer, USA.

     Thomas O'Dowd, who has been our acting Chief Financial Officer for the past 6 months, has now joined Talisman as our full-time Chief Financial Officer. Mr. O'Dowd brings the added strengths required by the financial reporting standards of the SEC for publicly traded companies.

     Earlier this month, Randy Curtis assumed the dual positions of Vice President of Sales, Canada and Mexico, and Vice President of Marketing, North America. Randy was formerly the Vice President-Marketing and Sales for EverReady Canada, and General Manager of Energizer de Mexico.

     From March to May 1999, Talisman successfully raised US $4.7 million additional equity, again through the efforts of a Spencer Trask private placement to "accredited investors" in the United States. The proceeds from this significant financing have been used to broaden the Company's production capabilities to include additional cell sizes.

     In May 1999, Talisman received approval from the United States Securities and Exchange Commission (SEC) to have the Company's registration statement, Form 20-F, declared "effective". Talisman management anticipates making an application to have the Company's common shares eligible for quotation on the OTC Bulletin Board (or other US-based securities exchange) in the near future.

     In May 1999, long-standing litigation in which the Company, one of its present executives, and a former senior executive were named defendants, was settled out of court on terms that were very favorable to Talisman.

     As you are probably aware, Talisman's business strategy is to penetrate the undeveloped "private label" category within the alkaline battery market by offering a high quality, low cost alternative to branded product. Not only are we fortunate that the total alkaline battery market is growing at an approximate annual rate of 4-5%, but the private label category within the total alkaline market is, in our opinion, considerably underdeveloped as compared to other private label commodities such as disposable cameras, light bulbs, etc.

     Management believes such opportunity exists because branded manufacturers do not want to dilute their sales base and related margins by producing a competing and uniquely labeled product. The supply to the retailer is further limited because, generally speaking, alternative vendors use "off shore" manufacturers that require long lead times and extended cash commitments. With an expanded supply chain, the retailer also has greater difficulty reacting quickly to market fluctuations. Given Talisman's ideal location close to the US border in Southern Ontario, we expect to be able to capitalize on our unique position which allows Talisman, the only dedicated, full-line private label disposable alkaline battery manufacturer in North America, to provide minimum lead times to retailers. Minimum lead times means excellent in-stock positions for retailers, while minimizing inventory investment.

     In order to penetrate our niche market, we have established strategic marketing and sales plans to accommodate the private label requirements of both small and large retailers. In conjunction with this effort, we are developing a broker/representative network that will serve the food, drug and mass merchandiser retail channels in the United States. Our objective is to become the dominant provider of private label disposable alkaline batteries.

     Talisman currently produces alkaline batteries for the private label programs of a number of customers throughout North America including Master Choice (A&P - Canada), Drug Emporium, Discount Drug, and North Carolina Mutual Drug. We recently obtained program commitments from Navarro Pharmacies, Wild Oats, AMCON, QDN, and Genco. The
Company is also in the final stages of launching product offerings for Blockbuster Video, AWG, and McLane (a division of Wal-Mart).

     This past year, the Company's mission was to provide a full line (AA, AAA, C, D, and 9V) of high quality, low cost alkaline batteries to all retail channels in North America. While we only manufacture AA cells at this time, we have developed high-quality vendor sources for the other battery sizes until we develop additional manufacturing capabilities. To ensure the quality of both our sourced and manufactured product, we have spent more than CDN $140,000 to upgrade our Quality Control/Assurance Lab with the latest computerized electronic testing and lab equipment. To further demonstrate our commitment to quality, the Company has applied for ISO 9002 Registration of our lab and manufacturing facilities.

     We are expanding our manufacturing base for 1999/2000 with the construction of a AAA line that will be capable of producing 24 million batteries a year using two shifts. This line is expected to be completed and operational by November 1999. The construction of C and D size battery lines are expected to begin in the fall and operational early next year. When these additional lines are in full production, there will be a significantly positive impact to the Company's gross profit margin. In addition, we have leased, on a short-term basis, an additional 39,400 sq. ft. of manufacturing space adjacent to our current 21,000 sq. ft. facility that will accommodate our immediate growth objectives. Also, we are installing an integrated information systems package this year, that is Y-2K compliant, to support accounting, materials planning, manufacturing and sales.

     As you will agree, 1998 and through the first quarter of fiscal 1999 has been a very productive period for Talisman. We are confident that the successful implementation of the Company's various business strategies will optimize Talisman's position in the marketplace and, with time, enhance Shareholder value. I look forward to reporting to you on our continued progress.


On behalf of the Board,



JAMES A. OGLE
President and Chief Executive Officer

                            TALISMAN ENTERPRISES INC.

                         MANAGEMENT INFORMATION CIRCULAR

                             SOLICITATION OF PROXIES

     This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by or on behalf of the management of Talisman Enterprises Inc. (hereinafter referred to as the "Corporation" or "Talisman") to be used at the annual and a special meeting (the "Meeting") of the shareholders of the Corporation to be held at the offices of Aird & Berlis, Barristers & Solicitors, Suite 1800, BCE Place, Bay Wellington Tower, Toronto, Ontario M5J 2T9 on Wednesday, June 30, 1999 at the hour of 10:00 a.m. (Toronto time) and at any adjournment or adjournments thereof for the purposes set forth in the notice of meeting. It is expected that such solicitation will be primarily by mail. Proxies may also be solicited by the directors or officers of the Corporation at nominal cost. The cost of solicitation by or on behalf of the management will be borne by the Corporation. All information set forth herein is as at May 20, 1999.

                 APPOINTMENT, REVOCATION AND DEPOSIT OF PROXIES

     The persons named in the enclosed form of proxy are officers and/or directors or nominees of management of the Corporation. A SHAREHOLDER HAS THE RIGHT TO APPOINT ANY OTHER PERSON TO REPRESENT HIM OR HER AT THE MEETING AND MAY DO SO BY INSERTING IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY THE NAME OF THE PERSON, WHO NEED NOT BE A SHAREHOLDER, WHO HE OR SHE WISHES TO APPOINT, OR BY COMPLETING ANOTHER FORM OF PROXY AND IN EITHER CASE, DELIVERING THE COMPLETED PROXY TO THE SECRETARY OF THE CORPORATION.

     A shareholder executing the enclosed form of proxy has the power to revoke it at any time before it is exercised. Section 110(4) of the Business Corporations Act (Ontario) sets out a procedure for revoking proxies by the deposit of an instrument in writing at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of such meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law.

             MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

     On any ballot that may be called for with respect to the matters described in the Notice of the Meeting, the shares represented by each properly executed proxy appointing one of the persons named by management in the accompanying form of proxy will be voted in the election of directors, in the appointment of auditors and the authorization of the directors to fix the auditors' remuneration and for the approval of the two items of special business described in this Circular unless the specifications in the proxy direct the shares to be withheld from voting.

     The form of proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the Meeting.

     All numbers in this Circular reflect a 1-for-25 reverse split of the Corporation's outstanding common shares effective as of January 27, 1999.

                   VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

     On May 20, 1999 the Corporation had outstanding 1,030,330 common shares. Each common share carries the right to one vote. In accordance with National Policy Statement No. 41 of the Canadian Securities Administrators, the Corporation has fixed the close of business on May 14, 1999 as the record date for the purpose of determining shareholders entitled to receive notice of the Meeting. All shareholders of record as at the close of business on the record date will be entitled to vote at the Meeting except to the extent that any such shareholder has since the record date transferred any of his shares. In such case, a transferee of those shares may produce properly endorsed share certificates, or otherwise establish that he or she owns the shares and provided that he or she has demanded no later than 10 days before the Meeting that the Corporation recognize the transferee as the person entitled to vote the transferred shares, such transferee will be entitled to vote his or her shares at the Meeting.

     To the knowledge of management, the only person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 5 per cent of the voting rights attaching to the common shares of the Corporation is as follows:


Name and Address                Designation of class         Number of Shares Owned               Percentage of Class

Kevin Kimberlin                 Common                       413,208 1                                      40.10%
New York, New York


1 Mr. Kimberlin's shares are held indirectly through Kevin Kimberlin Partners LP and Spencer Trask Securities, Inc.

     ELECTION OF DIRECTORS

     The number of directors on the board of directors of the Corporation (the "Board") to be elected is 6. It is intended that each person whose name appears below will be nominated at the Meeting for election as a director of the Corporation to serve until the next meeting of shareholders or until a successor is elected or appointed. In the event that prior to the Meeting any vacancies occur in the slate of nominees appearing below, it is intended that discretionary authority shall be granted to vote proxies solicited by or on behalf of management for the election of any person or persons as directors.

     The following table and the notes thereto state the names of all persons proposed to be nominated by management for election as directors, their principal occupations and the number of shares of the Corporation beneficially owned, directly or indirectly, by each of them as of May 20, 1999.


Name and                        Position Held                  Date became a                   Common Shares Held
Occupation                                                     Director

Norman R. Proulx                Chairman of the                July 30, 1998                   35,613
New York, New York              Board of Directors

James A. Ogle                   President, CEO &               January 21, 1999                Nil
Burlington, Ontario             Director

James C. McGavin                Director                       September 26, 1997              5,000
Burlington, Ontario

D. Graham Avery                 Director                       September 26, 1997              Nil
Palgrave, Ontario

Donald L. Matheson              Director                       September 26, 1997              Nil
Etobicoke, Ontario

Thomas A. Fenton                Director                       September 26, 1997              46
Mississauga, Ontario


Norman R. Proulx, B.S., 51, is the Chairman of the Board of Talisman and has been since January 21, 1999. Mr. Proulx was first appointed a director of the Company in July 1998. From December 1, 1998 through January 21, 1999, Mr. Proulx also served as the interim President and CEO of the Company. Since March 1998, Mr. Proulx has been a managing director of Spencer Trask Securities, Incorporated, a New York based venture capital investment firm that provides financial and operational support to start-up and early-stage companies. In such position, Mr. Proulx concentrates his efforts on consumer products and retailing. In 1997, Mr. Proulx was a managing director of the Cortec Group ("Cortec"), a private New York equity investment firm which makes controlling investments in middle-market manufacturing and distribution businesses. In connection with same, Mr. Proulx was responsible for overseeing Cortec's investment in Gemeinhardt, Inc., a US based company which is a market leader in the manufacture and distribution of flutes and piccolos. Mr. Proulx was also responsible for overseeing Cortec's investment in Manco Products, Inc., a US based company which is a leading designer and manufacturer of fun karts. From 1990 to 1996, Mr. Proulx was President and CEO of Seymour Housewares Corporation of Seymour, Indiana, a leading manufacturer of ironing boards. Prior thereto, Mr. Proulx was, from 1984 to 1990, the President, North America of Wilkinson Sword Limited. Prior thereto, Mr. Proulx held different positions from 1969 to 1984 with Scripto/Wilkinson Sword and The Gillette Company. Mr. Proulx obtained his Bachelor of Science, Business Administration degree from Boston College in 1969.

James A. Ogle, MBA, 54, is the President, CEO and a director of the Company and has been since January 21, 1999. Prior thereto, from January 1998 to January 1999, Mr. Ogle was Vice President of Operations for U.S. Industries, Inc., Elger Plumbingware/U.S. Brass Division, a leading manufacturer of bath and kitchen china and cast iron fixtures. From 1992 to 1997, Mr. Ogle was Senior Vice President, Operations, for Tyco Toys, Inc., a leading international toy manufacturer and distributor. From 1989 to 1992, Mr. Ogle was Vice President, Operations for Wilkinson Sword, Inc., an international producer of shaving products and disposable lighters. From 1978 to 1989, Mr. Ogle held various positions with Bic Pen Corporation, a leading producer of disposable pens, razors and disposable lighters. Prior thereto, Mr. Ogle held various positions with General Motors Corporation.

James C. McGavin, C.A., 56, is the President and a major shareholder of Burlington Stamping Inc. ("BSI") of Burlington, Ontario and has been since December 1981. BSI manufacturers small deep drawn shells and stampings principally sourcing the alkaline, rechargeable, military and OEM battery cell markets. Prior to founding BSI, Mr. McGavin was a Partner in the public accounting firm Ward Mallette (now BDO Dunwoody Ward Mallette) for approximately 10 years. Mr. McGavin obtained his Chartered Accountant designation in 1970.

D. Graham Avery, M.B.A., 51, is President of Anderson Advertising and has been since September, 1996. Prior thereto, Mr. Avery was, from November 1995 to September 1996, Vice President, Group Account Director of Anderson Advertising. Prior thereto, Mr. Avery was, from May 1995 to November 1995, President of Avery & Associates Limited. Prior thereto, Mr. Avery was, from November 1992 to May 1995, Director of Client Services at Bozell Palmer Bonner, a Toronto based advertising agency. Prior thereto, Mr. Avery held various positions in Marketing with Colgate-Palmolive Limited, Beecham Canada Limited and Pepsi-Cola Canada Limited.

Donald L. Matheson, B.A., 48, is the President of Imark Corporation (a Toronto Stock Exchange listed company) and has been since August 1997. Prior thereto, Mr. Matheson was, from December 1994 to July 1997, Vice President Finance and Chief Financial Officer of Durkin Hayes Publishing Ltd. Prior thereto, Mr. Matheson was, from January 1992 to December 1994, the Director of Finance for a heating and air-conditioning business operated through Clare Brothers of Cambridge, Ontario. Mr. Matheson is also an officer and director of Animazing Entertainment Inc., a children's entertainment company.

Thomas A. Fenton, 38, is a partner in the Toronto based law firm of Aird & Berlis and has been since June, 1997. Prior thereto, Mr. Fenton was a partner in another Toronto based law firm and prior thereto, an associate with such firm.

     The information in respect of shareholdings has been provided by each of the nominees respectively.

     The Audit Committee currently consists of Donald L. Matheson (Chairman), James C. McGavin and Thomas A. Fenton, all of whom are currently directors of the Corporation.

     The Corporation has no Executive Committee of its Board.

                             EXECUTIVE COMPENSATION

     The Corporation currently has only one officer who qualifies as a "Named Executive Officer" as defined in prevailing securities regulation. The following summary table, prepared in accordance with securities regulations, sets forth all annual and long term compensation provided by the Corporation and its affiliates for the fiscal years ended December 31, 1998, 1997 and 1996. No other persons earned in excess of $100,000 for the time periods indicated. Unless otherwise stated, all dollar amounts stated in this Circular are expressed in Canadian dollars.

                                      - 5 -

                           Summary Compensation Table

                                                                                                                         Long-Term
                                                                                                 All Other            Compensation
Name and Principal Position                       Year          Salary          Bonus         Compensation          Awards/Options

David R. Guy, President (1)                       1998         104,000            Nil            9,351 (2)                     Nil
                                                  1997          33,333            Nil            2,245 (2)              20,000 (3)
                                                  1996             Nil            Nil                  Nil                     Nil

Norman R. Proulx, Interim                         1998             Nil            Nil                  Nil                     Nil
President  (4)                                    1997             Nil            Nil                  Nil                     Nil
                                                  1996             Nil            Nil                  Nil                     Nil

James W. Gemmell, President (5)                   1998       13,000(6)            Nil                  Nil                     Nil
                                                  1997             Nil            Nil              100 (7)                     Nil


     Mr. Guy became the President, CEO and a director of the Corporation on September 26, 1997. Effective December 1, 1998, Mr. Guy ceased to be the President, CEO and director of the Corporation. The amounts indicated above for Mr. Guy in 1997 are for the period September 26, 1997 to December 31, 1997. All payments made to Mr. Guy were on account of consulting fees. Paid on account of car allowance and other normal course benefits. Mr. Guy holds warrants to acquire 20,000 common shares at an exercise price of $16.25 per share exercisable until August 15, 2000. Mr. Proulx, now the Chairman of the Board of Directors of the Corporation, served as the interim President and CEO of the Corporation from December 1, 1998 to January 21, 1999. On January 21, 1999, James A. Ogle succeeded Mr. Proulx as the Corporation's President and CEO. Mr. Gemmell resigned as the President and a director of the Corporation on September 26, 1997 effective with the appointment of Mr. Guy as President and a director of the Corporation. Received on account of management and consulting services rendered to the Corporation. Received on account of director's fees.

                                     OPTIONS

     The following table summarizes the grants of options to purchase or acquire securities of the Corporation or any of its subsidiaries made during the financial year ended December 31, 1998 to the Named Executive Officer:

                                                                                          Market Value of
                                                                                            Securities
                                                                                            Underlying
                              Securities           % of Total           Exercise           Options/SARS
                                Under             Options/SARS           or Base                on
                             Options/SARS          Granted in             Price          the date of Grant       Expiration
          Name                 Granted           Financial Year       ($/Security)         ($/Security)             Date
                                 (#)
---------------------------------------------------------------------------------------------------------------------------------
David R. Guy                      Nil                   -                   -                    -                    -
---------------------------------------------------------------------------------------------------------------------------------
Norman R. Proulx                  Nil                   -                   -                    -                    -
---------------------------------------------------------------------------------------------------------------------------------

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

     The following table discloses information concerning the exercise of options during the financial year ended December 31, 1998 and value at December 31, 1998 of unexercised in-the-money options held by the President and Chief Executive Officer. No Stock Appreciation Rights ("SAR's") are outstanding:

                                                                                                             Value of
                                                                                                       Unexercised in-the-
                                                                                                              money
                                                                                  Unexercised            Options/SARs at
                                                                                Options/SARs at             FY-End (3)
                                 Securities                                         FY-End                     ($)
                                  Acquired             Aggregate Value
                                 on Exercise              Realized               Exercisable/              Exercisable/
           Name                      (#)                     ($)                 Unexercisable            Unexercisable
------------------------------------------------------------------------------------------------------------------------------
David R. Guy (1)                     Nil                     Nil                  20,000/Nil                  Nil/Nil
------------------------------------------------------------------------------------------------------------------------------
Norman R. Proulx (2)                 Nil                     Nil                    Nil/Nil                   Nil/Nil
------------------------------------------------------------------------------------------------------------------------------

     (1) David R. Guy ceased to be the President and CEO of the Corporation on December 1, 1998.

     (2) Norman R. Proulx served as the Corporation's interim President and Chief Executive Officer from December 1, 1998 to January 21, 1999.

     The closing price of the Corporation's shares on December 31, 1998 was $6.50.

Compensation to Directors

     During the fiscal year ended December 31, 1998, the directors received no fees for meetings of the Board or a committee of the Board which they attended nor for the signing of any resolution of directors or documents on behalf of the Corporation.

     No officer or director of the Corporation is indebted to the Corporation. In addition, no benefits were paid, and no benefits are proposed to be paid to any of the directors and officers of the Corporation under any pension or retirement plan.

Stock Option Plan

     On June 18, 1997, the shareholders of the Corporation approved the establishment of a stock option plan (the "Plan") as an incentive for directors, officers and key employees and other persons who provide ongoing services to the Corporation and its subsidiaries whereby non-assignable options may be granted by the board of directors of the Corporation enabling directors, officers, key employees and other persons who provide ongoing services to the Corporation to purchase shares of any class, type or series authorized by the Corporation for a term not exceeding five (5) years (subject to earlier termination of the optionee's employment, upon the optionee ceasing to be a director, officer or other service provider, as applicable, or upon the optionee retiring, becoming disabled or dying) at an exercise price not less than the market price for common shares of the Corporation on the date of grant. The granting of options is subject to the further conditions under the Plan that: (i) not more than 10% of the number of shares issued and outstanding from time to time (the "Outstanding Issue") may be reserved for the granting of options to insiders at any time or to insiders in any one-year period; (ii) that no more than 5% of the Outstanding Issue may be issued to any one insider of the Corporation in a one-year period, and (iii) the maximum number of common shares issuable under the Plan is 31,200 shares. The options are non-transferrable, except pursuant to the laws of descent and distribution.

     For the fiscal year ended December 31, 1998, there were no options exercised to acquire common shares under the Plan. As at December 31, 1998, options were outstanding to acquire 10,760 common shares under the Plan, at exercise prices ranging between $16.25 and $31.25.

                  INDEBTEDNESS OF DIRECTORS AND OFFICERS OTHER
                     THAN UNDER SECURITIES PURCHASE PROGRAMS

     During the fiscal year ended December 31, 1998 and for the period January 1, 1999 to May 20, 1999, none of the Corporation's directors or employees was indebted to the Corporation except as described below.

----------------------------------------------------------------------------------------------------------------------------
Name and Principal             Involvement of Issuer          Largest Amount                 Amount Outstanding
Position                                                      Outstanding during             as of May 20, 1999
                                   Fiscal 1998
----------------------------------------------------------------------------------------------------------------------------
David R. Guy (1)               Lender                         $185,000                       Nil
President & CEO
Mississauga, Ontario
----------------------------------------------------------------------------------------------------------------------------
James A. Ogle (2)              Lender                         Nil                            $20,864.58
President & CEO
Mississauga, Ontario
----------------------------------------------------------------------------------------------------------------------------

     Pursuant to a settlement agreement, David R. Guy ceased to be the Corporation's President, CEO and a director effective December 1, 1999. In connection with such settlement agreement, Mr. Guy's indebtedness to the Corporation was repaid. James A. Ogle became the Corporation's President & CEO on January 21, 1999. On May 14, 1999, the Corporation advanced Mr. Ogle $20,864.58 to assist in the purchase of his personal residence. The advance, which is currently interest free, is due to be repaid on or before June 30, 1999. If such advance is not repaid by such date, it will accrue interest at a rate of 6.5% per annum.

                                SPECIAL BUSINESS

     At the Meeting, the shareholders of the Corporation will be asked to approve two stock compensation plans - one for its senior executive officers and employees and one for its non-employee directors. The details with respect to such plans are set out below.

1999 Senior Executive Stock Option Plan

     At the Meeting, the shareholders of the Corporation will be asked to pass a resolution (the "Senior Executive Stock Option Plan Resolution") authorizing the terms of a proposed stock incentive plan for the Corporation's senior executives and employees (the "1999 Senior Executive Stock Option Plan").

     The 1999 Senior Executive Stock Option Plan, a copy of the full text of which is attached as Exhibit 1 to this Circular, is intended to act as an incentive to selected senior executives and employees of Talisman and any of its subsidiary companies by enabling such individuals to acquire a proprietary interest in the Corporation and thereby to increase their efforts on behalf of the Corporation and to promote the success of the Corporation's business. The maximum number of shares that may be granted under the Plan shall, initially, not exceed 225,000. Under the terms of the Plan, options are non-transferrable, except pursuant to the laws of descent and distribution.

     Any options granted under the 1999 Senior Executive Stock Option Plan will be subject to certain vesting and other requirements contained in the Plan. Specifically, any options granted under the Plan will vest (and therefore become exercisable): (i) with respect to one-third of all options granted, in sixty
(60) equal monthly installments (the "Time Vested Options"), (ii) with respect to one-third of all options granted, upon the attainment of prescribed annual performance targets over a five (5) year period as established by the Board of Directors for the optionee(s) in question (the "Annual Target Options") and,
(iii) with respect to the remaining one-third of all options granted, only in the event of an "Investor Sale" (as such term is defined in the Plan) (the "Investor Sale Options").

     The 1999 Senior Executive Stock Option Plan will be administered by a committee (the "Committee") of the Board of Directors which shall consist of, at least, two (2) members who are non-employee directors and thereby not entitled to participate under the Plan.

     The Committee shall have all powers necessary to administer the Plan including, without limitation, the authority to grant options, to determine the type and number of options to be granted, the number of shares of common stock to which an option may relate and the exercise price, terms and conditions and restrictions relating to any option.

     Eligible participants under the 1999 Senior Executive Stock Option Plan shall not be entitled to participate in any other share compensation arrangement or other plan established by the Corporation.

         Senior Executive Stock Option Plan Resolution

     The Senior Executive Stock Option Plan Resolution is an ordinary resolution. As such, it must be approved by the affirmative vote of a majority of the votes cast at the Meeting, other than votes attaching to shares beneficially owned by insiders to whom shares may be issued pursuant to such Plan, or their associates. Accordingly, such insiders and their associates will be required to abstain from voting in favour of the Senior Executive Stock Option Plan Resolution. As of the date of this Circular, two senior officers and employees of the Corporation have been granted options under the Plan in connection with employment agreements entered into between the Corporation and such individuals. Specifically, James A. Ogle (President and Chief Executive Officer) and Garry J. Syme (Senior Vice President, Manufacturing) have been granted, subject to shareholder ratification, 82,955 options and 33,182 options respectively under the Plan. Accordingly, neither Mr. Ogle nor Mr. Syme will be permitted to vote any shares beneficially owned by them, or their associates, in favour of the approval of such Plan. As of the date of this Circular, neither Mr. Ogle nor his associates own any shares of Talisman.

The text of such resolution reads as follows:

"BE IT RESOLVED AS A ORDINARY RESOLUTION THAT:

     The 1999 Senior Executive Stock Option Plan described within, and attached as an exhibit to the Corporation's Proxy Circular dated May 20, 1999, be and hereby is approved;

     The Board of Directors of the Corporation be and the same is hereby authorized to administer the 1999 Senior Executive Stock Option Plan in accordance with the terms of such Plan."

1999 Directors Stock Compensation Plan

     At the Meeting, the shareholders of the Corporation will also be asked to pass a resolution (the "Directors Stock Compensation Plan Resolution")
authorizing the terms of a proposed stock incentive plan for non-employee directors of the Corporation (the "1999 Directors Company Stock Plan").

     The 1999 Directors Company Stock Plan, a copy of the full text of which is attached as Exhibit 2 to this Circular, is intended to provide a compensation program for non-employee directors of Talisman (currently five (5) in number) that will allow the Corporation to attract and retain highly qualified individuals to serve as non-employee members of the Corporation's Board of Directors. The maximum number of shares that may be granted under the Plan shall, initially, not exceed 100,000. Under the terms of the Plan, options are non-transferrable, except pursuant to the laws of descent and distribution.

     Under the 1999 Directors Stock Compensation Plan, each non-employee director of Talisman who serves as such on the day the Plan is ratified by shareholders of the Corporation (expected to occur on or about June 30, 1999) will earn the right to receive, subject to certain conditions, 15,230 common shares of the Corporation for no consideration. For each director, 3,046 of such shares will be received upon shareholder ratification of the Plan while additional installments of 3,046 shares will be granted to each non-employee director upon the first, second, third and fourth anniversary dates of the date of initial shareholder ratification. In order to earn the right to receive subsequent installment grants on the aforesaid anniversary dates, each director recipient must have continuously served as a director for the year ending on such anniversary.

     As of the date of this Circular, the candidates for participation under the Plan are Norman R. Proulx, James C. McGavin, D. Graham Avery, Donald L. Matheson and Thomas A. Fenton.

     The 1999 Directors Company Stock Plan shall be administered by a committee (the "Committee") of the Board of Directors which shall consist of, at least, three (3) members, one of which shall be the President and Chief Executive Officer of the Corporation. The Committee shall have responsibility for interpreting the Plan and taking all other action necessary for the administration of the Plan.

     Eligible participants under the 1999 Directors Company Stock Plan shall not be entitled to participate in any other share compensation arrangement or plan established by the Corporation.

     Directors Stock Compensation Plan Resolution

     The Directors Stock Compensation Plan Resolution is an ordinary resolution. As such, it must be approved by the affirmative vote of the majority of the votes cast at the Meeting, other than votes attaching to shares beneficially owned by insiders to whom shares may be issued pursuant to such Plan, or their associates.

     Accordingly, Messrs. Proulx, McGavin and Fenton shall not be permitted to vote any shares beneficially owned by them, or their affiliates, in favour of the approval of such Plan. As of the date of this Circular, neither Mr. Matheson nor Mr. Avery, or any of their associates, own any shares of the Corporation.

The text of such resolution reads as follows:

"BE IT RESOLVED AS A ORDINARY RESOLUTION THAT:

     The 1999 Directors Stock Company Plan described within, and attached as an exhibit to the Corporation's Proxy Circular dated May 20, 1999, be and hereby is approved;

     The Board of Directors of the Corporation be and the same is hereby authorized to administer the 1999 Directors Stock Company Plan in accordance with the terms of such Plan.

                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

     On March 19, 1999 and April 16, 1999, the Corporation completed two private placements to "accredited investors" in the United States (as such term is defined in Regulation "D" under the Securities Act of 1934). In both private placements, Spencer Trask Securities, Incorporated ("Spencer Trask") acted as the exclusive placement agent. More specifically, on March 19, 1999, the Corporation completed the sale of US$2,695,845 of units (the "Units"). Each Unit consisted of an 8% subordinated promissory note (the "Notes") in the principal amount of US$100,000 and 20,000 Class "A" common share purchase warrants (the "Warrants") to purchase shares of common stock. The Notes will be automatically convertible into common shares of the Corporation at an initial conversion rate of one common share for each US$5.00 in Notes outstanding upon the Corporation's common stock being listed on the OTC Bulletin Board (or any other U.S. based securities exchange). On April 16, 1999, the Corporation completed the sale of an additional US$2,052,138 of Units.

     In connection with such private placements, the Corporation paid Spencer Trask and its selected dealers (on account of a 10% placement fee and 3% non-accountable expense allowance) US$617,232.55. In addition, Spencer Trask was issued an option to acquire 9.3 additional Units at an exercise price of US$122,400 per Unit. Furthermore, Spencer Trask was paid an investment banking fee of US$125,000 in connection with ongoing consulting and advisory services to be provided to Talisman. Norman R. Proulx, the Chairman of the Board of Directors and past interim President and Chief Executive Officer of the Corporation, is a managing director of Spencer Trask and, as such, has received commission fees and other compensation from Spencer Trask in connection with such offerings.

     James C. McGavin, a director of the Corporation is the President and a major shareholder of Burlington Stamping Inc., a supplier to the Corporation of all of the Corporation's battery cans. In 1998, purchases by the Corporation from BSI amounted to $50,790 (1997 -$108,836). Mr. McGavin also received a car allowance of $6,480 (1997 -$4,320).

     For the fiscal year ended December 31, 1998, fees for legal services of $66,425 (1997 - $45,695) were paid and continue to be paid to a law firm in which Thomas A. Fenton is a partner.

                             APPOINTMENT OF AUDITORS

     The persons designated in the enclosed form of proxy intend to vote for the appointment of Ernst & Young, Chartered Accountants, 100 King Street West, 4th Floor, Hamilton, Ontario L8P 1A2, as auditors of the Corporation and to authorize the directors to fix the auditors' remuneration. Ernst & Young were first appointed auditors in September, 1997.

                     FINANCIAL STATEMENTS AND ANNUAL REPORT

     A copy of the financial statements of the Corporation for the fiscal year ended December 31, 1998 and the auditors report thereon are attached as Appendix "A" to this Circular.

     The 1998 Annual Report will be presented at the Meeting.

                          REGISTRAR AND TRANSFER AGENT

     Equity Transfer Services Inc. of Toronto, Ontario, is the Corporation's registrar and transfer agent.

                                     GENERAL

     Management knows of no other matters to come before the Meeting other than the matters referred to in the notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

                                 BOARD APPROVAL

     The contents and sending of this Circular have been approved by the directors of the Corporation.




                                                           BY ORDER OF THE BOARD




                                               (signed) James A. Ogle, President
Mississauga, Ontario
May 20, 1999

Appendix A

                        CONSOLIDATED FINANCIAL STATEMENTS


                            TALISMAN ENTERPRISES INC.




                           December 31, 1998 and 1997

                                AUDITORS' REPORT





To the Shareholders of
Talisman Enterprises Inc.

     We have audited the consolidated balance sheets of Talisman Enterprises Inc. as at December 31, 1998 and 1997 and the consolidated statements of loss and deficit and cash flows for the year ended December 31, 1998 and the 7 months ended December 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1998 and 1997 and the results of its operations and the changes in its financial position for the year ended December 31, 1998 and the 7 months ended December 31, 1997 in accordance with accounting principles generally accepted in Canada.





Hamilton, Canada,                                          /s/ ERNST & YOUNG LLP
March 29, 1999.                                            Chartered Accountants

Talisman Enterprises Inc.
Incorporated under the laws of Ontario

                                   CONSOLIDATED BALANCE SHEETS
                                      [in Canadian dollars]

As at December 31




                                                        1998               1997
                                                          $                  $

ASSETS
Current
Cash ...........................................         25,561          38,250
Accounts receivable ............................        553,774          78,720
Inventories [note 3] ...........................        626,252         370,124
Prepaid expenses ...............................         79,513          20,148
Total current assets ...........................      1,285,100         507,242


Capital assets [note 4] ........................      3,414,591       3,249,988
Other assets [note 5] ..........................        900,000       1,000,000
Goodwill .......................................        178,000         198,000


                                                      5,777,691       4,955,230



LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank operating line ............................        648,406            --
Accounts payable and accrued liabilities .......      1,385,361         422,815
Note payable [note 6] ..........................           --           114,545
Current portion of long-term debt [note 7] .....        878,846          99,996
Total current liabilities ......................      2,912,613         637,356


Long-term debt [note 7] ........................           --           358,337
Shareholders' equity
Share capital [note 8] .........................      7,198,369       5,341,321
Contributed surplus ............................        458,623            --
Deficit ........................................     (4,791,914)     (1,381,784)

Total shareholders' equity .....................      2,865,078       3,959,537


                                                      5,777,691       4,955,230

Commitments and contingencies [note 11]

                             See accompanying notes

On behalf of the Board:
                              "James A. Ogle"                "Norman R. Proulx"
                                Director                      Director

Talisman Enterprises Inc.


                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                              [in Canadian dollars]

                                                    Year ended         7 months ended
                                                    December 31,         December 31,
                                                      1998                 1997
                                                       $                    $

Revenues .......................................      1,109,736         194,806
Operating expenses [exclusive of
   amortization shown separately below] ........      2,205,447         251,913
Gross profit ...................................     (1,095,711)        (57,107)



Expenses
Selling, general and administrative ............      1,685,567         833,593
Amortization ...................................        481,592          33,100
Interest and bank charges [note 7] .............        147,260          15,674
                                                      2,314,419         882,367


Loss for the period ............................     (3,410,130)       (939,474)

Deficit, beginning of period ...................     (1,381,784)       (442,310)


Deficit, end of period .........................     (4,791,914)     (1,381,784)



Loss per share .................................          (5.54)          (1.98)



                             See accompanying notes

Talisman Enterprises Inc.


                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                              [in Canadian dollars]


                                                  Year ended         7 months ended
                                                  December 31,         December 31,
                                                    1998                 1997
                                                      $                    $
OPERATING ACTIVITIES
Loss for the period ............................     (3,410,130)       (939,474)
Charges to income not affecting cash
   Amortization of capital assets ..............        361,592          31,100
   Amortization of other assets ................        100,000            --
   Amortization of goodwill ....................         20,000           2,000
Change in non-cash working capital items
   Accounts receivable .........................       (475,054)        (22,545)
   Inventories .................................       (256,128)       (293,958)
   Prepaid expenses ............................        (59,365)         (9,312)
   Accounts payable and accrued liabilities ....        962,546         231,113
Cash used in operating activities ..............     (2,756,539)     (1,001,076)



INVESTING ACTIVITY
Purchase of capital assets .....................       (526,195)         18,586



FINANCING ACTIVITIES
Issuance of long-term debt .....................        903,846         500,000
Repayment of long-term debt ....................       (483,333)        (41,667)
Repayment of note payable ......................           --           (85,000)
Reduction in note payable ......................       (114,545)       (145,455)
Contribution of capital ........................        458,623            --
Issue of common shares .........................      1,857,048         721,140
Bank operating line ............................        648,406            --
Cash provided by financing activities ..........      3,270,045         949,018



Decrease in cash during the period .............        (12,689)        (33,472)
Cash, beginning of period ......................         38,250          71,722


Cash, end of period ............................         25,561          38,250



See accompanying notes

Talisman Enterprises Inc.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997



1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

     Talisman Enterprises Inc. is a company incorporated to primarily produce premium private label alkaline batteries. The company is in the early stages of its operations and has, therefore, not generated revenues on a consistent basis. The recoverability of the company's assets is, therefore, dependent on the continued support of its lenders and shareholders and the generation of profitable operations.

     The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and include certain estimates based on management's judgments. These estimates affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates. The accounting policies followed by the company also conform in all material respects with accounting principles generally accepted in the United States except as described in note 15.

Principles of consolidation

     The consolidated financial statements include the accounts of the company and its wholly-owned subsidiary, Talisman International Inc.

Inventories

     Inventories are valued at the lower of average cost and net realizable value.

Capital assets

     Capital assets are stated at cost. Amortization is provided at rates designed to write-off the assets over their estimated useful lives at the following rates:

Production and warehouse equipment      10 years straight-line basis
Dies and molds                          5 years straight-line basis
Furniture and fixtures                  5 years straight-line basis
Computer equipment                      3 years straight-line basis
Leasehold  improvements                 Straight-line basis over the
                                        term of the lease

Talisman Enterprises Inc.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997

Goodwill

     Goodwill is being amortized over a period of 10 years. On an ongoing basis, management reviews the valuation and amortization of goodwill, taking into consideration any events or circumstances which might have impaired the carrying value. The amount of goodwill impairment, if any, is measured on undiscounted projected future cash flows.

Foreign currency translation

     Assets and liabilities denominated in foreign currencies are translated using the temporal method, whereby monetary assets are converted into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets are translated at historical rates. Revenue and expenses are translated at the exchange rate in effect on the date of the transaction except for amortization which is translated at historical rates. Any gains or losses during the period have been included in the consolidated statements of loss.

Revenue recognition

     Revenue from the sales of products is recognized at the time title transfers, which is generally when the goods are shipped.

Loss per share

     The calculation of loss per common share is based on the reported net loss divided by the weighted average number of shares outstanding during the period. The weighted average number of common shares outstanding for the year ended December 31, 1998 was 615,581 and 474,446 for the 7 months ended December 31, 1997.

Financial instruments

     The carrying amount of cash, accounts receivable, inventories, bank operating line and accounts payable and accrued liabilities are considered to be representative of their respective fair values.

     The company has no derivative financial instruments or any financial instruments that potentially subject the company to concentrations of credit risk. The company is exposed to credit risk on the accounts receivable from its customers. Management has adopted credit policies in an effort to minimize those risks. The company does not have a significant exposure to any individual customer or counter-party.

Talisman Enterprises Inc.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997


2. ACQUISITION

     On September 26, 1997, Firesand Resources Ltd. ["Firesand"] which was a public company with a year-end of December 31, trading on the Canadian Dealer Network, acquired 100% of Talisman International Inc., which was incorporated on September 26, 1996 and had a year-end of May 31, through the issuance of 478,371 common shares. The transaction was accounted for as a reverse takeover, with the results of Firesand being included from the date of acquisition. For periods prior to the date of acquisition, the information presented is that of Talisman International Inc. The following is a summary of the net assets acquired and values assigned thereto based on an allocation of the purchase price to Firesand's assets and liabilities:

                              $

Working capital               28,057
Goodwill                     200,000
Common shares issued        (228,057)


     Contemporaneously with the transaction, Firesand changed its name to Talisman Enterprises Inc. ["Talisman"].

3. INVENTORIES

                                                        1998               1997
                                                          $                  $



Raw materials and packaging ..................          373,138          288,915
Finished goods ...............................          253,114           81,209
                                                       --------         --------

                                                        626,252          370,124
                                                       --------         --------

Talisman Enterprises Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997

4. CAPITAL ASSETS

                                                                              1998
                                                                         Accumulated     Net book
                                                            Cost        amortization       value
                                                              $               $              $



Production equipment                                     3,300,966          351,258     2,949,708
Warehouse equipment                                         49,846            4,891        44,955
Computer equipment                                          18,003            6,165        11,838
Dies and molds                                              39,965            4,543        35,422
Furniture and fixtures                                      31,615            6,926        24,689
Leasehold improvements                                      91,399           18,910        72,489
Construction in progress                                   275,490               --       275,490
                                                         ---------          -------      ---------
                                                         3,807,284          392,693      3,414,591
                                                         ---------          -------      ---------


                                                                               1997
                                                                         Accumulated     Net book
                                                            Cost        amortization       value
                                                              $               $              $



Production equipment                                     3,105,404           27,700     3,077,704
Warehouse equipment                                         36,564              300        36,264
Computer equipment                                          14,439              400        14,039
Dies and molds                                              13,440              200        13,240
Furniture and fixtures                                      30,541              800        29,741
Leasehold improvements                                      80,700            1,700        79,000
                                                         ---------          -------      ---------
                                                         3,281,088           31,100      3,249,988
                                                         ---------          -------      ---------

     Certain of the above production equipment was acquired pursuant to a s.85 rollover. Although the equipment was recorded in the financial statements based on its fair value, it has no tax basis to the company.

     In total, the above capital assets have an estimated tax value at December 31, 1998 of $1,064,000.

Talisman Enterprises Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997

5. OTHER ASSETS

     Other assets, consisting of technology and intellectual property, are recorded at cost. The assets are being amortized to income on an annual basis in proportion to actual revenues derived from licensing arrangements and revenue on turn-key production facilities over projected revenues derived from these sources, or on a straight-line basis over 10 years, whichever is greater.

     On an ongoing basis, management reviews the valuation and amortization of other assets taking into consideration any events or circumstances which might have impaired the carrying value. The amount of impairment, if any, is measured based on non-discounted projected future cash flows.

The other assets have a tax basis of $1.

6. NOTE PAYABLE

     The non-interest bearing note payable to a shareholder was repaid during 1998.

7. LONG-TERM DEBT AND LINES OF CREDIT

                                                                          1998               1997
                                                                            $                  $


Demand loan,  bearing  interest at prime plus 1 1/4%
   [8% at December  31,  1998]
   with monthly principal repayments of $12,500, maturing
   October 23, 2003                                                    725,000                 --

Term demand  loan,  bearing  interest at prime plus 1 1/4%
   [8% at  December  31,
   1998] with monthly principal repayments of $8,333, maturing
   March 31, 2001, repaid during 1998                                       --            458,333

Convertible  promissory note [$100,000  U.S.],  bearing interest at 8%, interest and  principal  on the note  shall be paid in cash on the  earlier of [i] one year from the date of issuance of the note, or [ii] the conversion of the note into securities
   of the company                                                      153,846                  --
                                                                       -------            --------

                                                                       878,846             458,333

Less current portion                                                   878,846              99,996
                                                                       -------            --------

Long-term debt                                                               --           358,337
                                                                       -------            --------

Talisman Enterprises Inc.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997


7. LONG-TERM DEBT AND LINES OF CREDIT [continued]

     The company has available an operating line of $750,000 [$101,594 was available at December 31, 1998] which bears interest at prime plus 1 1/4%. In addition, the company may draw down an additional $1,000,000 term facility, for the purchase of battery manufacturing equipment up to 75% of cost, payable over 5 years, at prime plus 1 1/4% provided the company has an additional equity injection of a minimum of $4,500,000. All indebtedness of the company is collaterialized by the company's assets.

     Under the operating line of credit and term loan facility, the company has undertaken to maintain certain financial covenants. As at December 31, 1998, the company was not in compliance with certain of the financial covenants and accordingly, the demand loan has been reflected as a current liability.

     Pursuant to a confidential private placement memorandum prepared by the company dated January 28, 1999, a minimum of 25 units and a maximum of 50 units may be sold to accredited investors for net proceeds, after deducting agents fee and placement allowance but before the expenses of the offering, of $2,118,500 U.S. and $4,337,000 U.S. The units will be offered for a period of 90 days, which period may be extended for up to an additional 90 days. Each unit consists of an 8% convertible subordinated promissory note in the principal amount of $100,000 U.S. and 20,000 Class "A" common stock purchase warrants to purchase common shares of the company until 2004. The notes are convertible into common shares at a conversion rate of one common share for every $5 U.S. in principal amount of note, and the warrants are exercisable at a price of $7.50 U.S. per share, subject to adjustments in certain events. In addition, the notes shall be automatically converted into common shares of the company upon the company's common shares becoming traded on the OTC Bulletin Board in the United States or any other U.S. based securities exchange.

     Subsequent to the year-end, the company completed a first closing in which it sold an aggregate of 26 units for net proceeds of $2,345,384 U.S., after deducting agents fee and placement allowance [such proceeds being inclusive of the $100,000 U.S. convertible debenture outstanding at December 31, 1998].

     The fair value of the long-term debt has been calculated on the contractual cash flows of the financial instruments discounted using market rates currently available to the company. At December 31, 1998, the fair value of the long-term debt approximated the carrying value. During the year, interest on long-term debt amounted to $39,200 [$12,200 for the 7 months ended December 31, 1997].

Talisman Enterprises Inc.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997

8. SHARE CAPITAL

Authorized

     Unlimited  6%   non-cumulative,   non-voting   Class  "A"  special  shares,
redeemable at the company's option, with a redemption value of $1,000 each.

     Unlimited common shares without nominal par value

Details of shares issued

                                                                 Number      Value
                                                                               $



Class "A" special shares .................................        3,300     3,300,000
                                                              ---------     ---------


Common shares

Balance May 31, 1997 .....................................      452,600     1,092,124
Issuance of Firesand shares on the acquisition of Talisman      478,371       228,057
Elimination of prior number of shares of Talisman ........     (478,371)         --
Prior common shares of Firesand ..........................       34,970          --
Issued for cash and exercise of warrants .................       28,386       721,140
                                                              ---------     ---------

Balance December 31, 1997 ................................      515,956     2,041,321
Issued for exercise of warrants ..........................       10,893       177,068
Issued for cash, net of expenses .........................      505,504     1,679,980
                                                              ---------     ---------
Balance December 31, 1998 ................................    1,032,353     3,898,369
                                                              ---------     ---------


Class "A" special shares .................................    3,300,000     3,300,000
Common shares ............................................    3,898,369     2,041,321
                                                              ---------     ---------

Total share capital ......................................    7,198,369     5,341,321
                                                              ---------     ---------

Talisman Enterprises Inc.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997

8. SHARE CAPITAL [continued]

     On January 27, 1999, the company implemented a consolidation of the outstanding common shares on the basis of exchanging 1 new common share for each 25 common shares previously held.

     Reverse takeover accounting requires that the amount shown as the issued capital in the consolidated balance sheet be calculated by adding to the issued capital of the legal subsidiary company, Talisman International Inc., the amount of the cost of the purchase. However, the number of common shares reflect that of the legal parent company, Talisman Enterprises Inc.

     During 1998, shareholders transferred 45,000 common shares to individuals in exchange for machinery and professional services [in connection with the issuance of shares], the value of which [$458,623] was contributed to capital.

     The company has in place a stock option plan [the "Stock Option Plan"] as an incentive for directors, officers and key employees and other persons who provide ongoing services to the company and its subsidiaries. Under the Stock Option Plan, non-assignable options may be granted by the board of directors of the company, to directors, officers, key employees and other persons who provide ongoing services to the company to purchase common shares of the company for a term not exceeding 5 years [subject to earlier termination of the optionee's employment, upon the optionee ceasing to be a director, officer of other service provider, as applicable, or upon the optionee retiring, becoming disabled or dying] at an exercise price not less than the market price for common shares of the company. The granting of options is subject to the further conditions under the Stock Option Plan that: [i] not more than 10% of the number of shares issued and outstanding from time to time [the "Outstanding Issue"] may be reserved for the granting of options to insiders at any time or to insiders in any one-year period; [ii] that no more than 5% of the outstanding issue may be issued to any one insider of the company in a one-year period; and, [iii] the maximum number of common shares issuable under the Stock Option Plan is 31,200 shares. The options are non-transferrable.

Talisman Enterprises Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997

8. SHARE CAPITAL [continued]

     In connection with the private placements during the year, the company granted warrants of 263,504 and 240,000 to acquire common shares of the company.

     In connection with its financing activities, the company issued warrants to acquire a total of 114,502 common shares of the company.

     The company options and warrants to acquire common shares at various exercise prices are summarized below:

                                                                 Exercise            Expiration
                                                 Number           price                date
                                                                     $



Options                                        10,000             16.25              Nov. 13, 2001
                                                  760             31.25              Nov. 13, 2001
Warrants                                        4,600             62.50             Sept. 15, 1999
                                                2,000             12.50              Apr. 15, 2000
                                                2,000             20.00              Apr. 15, 2000
                                               93,902             16.25              Aug. 15, 2000
                                               12,000             12.50               June 7, 2001
                                              263,504              7.50              July 31, 2001
                                              240,000              5.00              Oct. 14, 2001
                                              -------

Total options and warrants                    628,766
                                              -------

Talisman Enterprises Inc.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             [in Canadian dollars]

December 31, 1998 and 1997

9. SHAREHOLDERS RIGHTS PLAN

     On September 26, 1997, the shareholders approved a shareholders rights protection plan [the "Plan"]. The Plan applies to all common shares and all future issues of common shares. The term of the Plan is for 5 years, subject to reconfirmation by the shareholders at the first annual meeting of shareholders called after September 26, 2000. The Plan is intended to ensure that, in the event of a bid which could affect control of the company, holders of common shares will receive full and fair value for their shares and that there will be sufficient time for the fairness of the bid to be properly assessed, to negotiate with the bidder and to explore, develop and evaluate alternatives to maximize shareholder value.

     Under the terms of the Plan, one Right has been granted for each common share. Each Right entitles the registered holder to purchase additional shares of common stock for $1,500 but is not exercisable until certain events occur. If a person or group wishes to acquire 20% or more of the company's common shares [an "acquiring person"], the Plan effectively requires the acquiring person to [i] negotiate terms which the Directors approve as being fair to the shareholders or, alternatively, [ii] without Board approval, make a "permitted bid" which must contain certain provisions and which must be accepted by more than 50% of the common shares not held by the acquiring person.

     In the event that an acquiring person acquires 20% or more of the company's voting shares other than as described in [i] and [ii] above, then the Rights become exercisable and will automatically change to allow all holders except the acquiring person to purchase, upon payment of exercise price, shares of common stock with a total market value of two times the exercise price [ie. at a 50% discount from the then current market price of the common stock].

10. INCOME TAXES

     The operating company has a tax year-end of May 31st which differs from its reporting year of December 31st. As at May 31, 1998, the company has available non-capital loss carryovers of approximately $2,285,000 available to offset future taxable income. These non-capital loss carryovers expire as follows:

                     $



May 31, 2004     522,000
May 31, 2005   1,733,000

Talisman Enterprises Inc.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997


11. COMMITMENTS AND CONTINGENCIES

     The minimum lease payments for building and equipment leases over the next 5 years are as follows:

          $



1999   134,603
2000   128,542
2001   111,815
2002    53,837
2003      --
       -------

       428,797
       -------
     In the ordinary course of business activities, the company may be contingently liable for litigation and claims with third parties. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the potential costs and losses, if any, management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial statements or financial position of the company.

Talisman Enterprises Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997

12. SEGMENTED INFORMATION

     In addition to the production of batteries, the company has the capacity of designing "turn-key" battery manufacturing systems for customers in developing countries. The company's turn-key business has, to date, incurred minimal expenses and generated nominal revenues.

     The geographic sources of the company's revenues is as follows:

                                                                Year ended         7 months ended
                                                               December 31,         December 31,
                                                                   1998                 1997
                                                                     $                    $



Canada                                                              255,239               187,014
United States                                                       854,497                 7,792
                                                                  ---------               -------

                                                                  1,109,736               194,806
                                                                  ---------               -------

13. RELATED PARTY TRANSACTIONS

     During the year, the company had $185,000 of loans due from a former senior executive officer bearing interest at 8% per annum. The amount was repaid by December 31, 1998.

14. UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the Year 2000 as 1900 or some other date, resulting in errors when information using Year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could effect the company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

Talisman Enterprises Inc.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING
     PRINCIPLES

     The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada [Canadian GAAP] which conform in all material respects with accounting principles generally accepted in the United States [U.S. GAAP] except as set forth below:

                                                Year ended         7 months ended
                                                December 31,         December 31,
                                                   1998                 1997
                                                    $                    $



Income adjustments

Loss for the period in accordance
   with Canadian GAAP .......................   (3,410,130)           (939,474)
Amortization of goodwill and other assets [1]      120,000               2,000
Additional amortization of assets [3] .......      (89,540)             (7,500)
Income tax provision [2] ....................        6,800              51,700
                                                -----------           ---------


Loss for the period in accordance with
   U.S. GAAP ................................   (3,372,870)           (893,274)
                                                -----------           ---------
Loss per share in accordance
   with U.S. GAAP ...........................        (5.48)              (1.88)
                                                -----------           ---------

Talisman Enterprises Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997


15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING
     PRINCIPLES [continued]


                                           Year ended         7 months ended
                                          December 31,         December 31,
                                              1998                 1997
                                                $                    $



Balance sheet adjustments

Total assets under Canadian GAAP ...........    5,777,691     4,955,230
Adjustment to assets [3] ...................      798,360       887,900
Elimination of goodwill and other assets [1]   (1,081,620)   (1,198,000)
                                                -----------  -----------
Total assets under U.S. GAAP ...............    5,494,431     4,645,130
                                                -----------  -----------


Total liabilities under Canadian GAAP ......    2,912,613       995,693
Deferred income tax liability [2 and 3] ....      837,000       843,800
                                                -----------  -----------
Total liabilities under U.S. GAAP ..........    3,749,613     1,839,493
                                                -----------  -----------
Shareholders' equity under
   Canadian GAAP ...........................    2,865,078     3,959,537
Adjustment to assets .......................      798,360       887,900
Elimination of goodwill and other assets ...   (1,081,620)   (1,198,000)
Deferred income tax ........................     (837,000)     (843,800)
                                                -----------  -----------


Shareholders' equity under U.S. GAAP .......    1,744,818     2,805,637
                                                -----------  -----------

Talisman Enterprises Inc.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING
     PRINCIPLES [continued]

                                              Year ended   7 months ended
                                             December 31,   December 31,
                                                1998           1997
                                                  $             $



Statements of cash flow adjustments

Investing activities under Canadian GAAP     (526,195)       18,586
Reduction of capital asset purchases
   to eliminate contributions of capital      100,750          --
                                             ---------      --------

Investing activities under U.S. GAAP ...     (425,445)       18,586
                                             ---------      --------


Financing activities under
   Canadian GAAP .......................    3,270,045       949,018
To eliminate contribution of capital ...     (458,623)         --
To reflect contribution by shareholders
   of professional services as issuance
   of common shares ....................      357,873          --
                                            ---------      --------

   Financing activities under U.S. GAAP     3,169,295       949,018
                                            ---------      --------

Talisman Enterprises Inc.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING
     PRINCIPLES [continued]

(1) Under Canadian GAAP, the acquisition of Talisman International Inc. gave rise to $200,000 of goodwill. Under U.S. GAAP, no goodwill would have been recorded.

     In addition, under U.S. GAAP, no value would have been ascribed to the other assets on the tax free rollover as the transferor is a substantial shareholder of the company and the transferor's historical cost basis of the asset was nil. These transactions would be treated as a dividend under U.S. GAAP.

(2)  The company  follows the deferral  method of income tax  allocation.  Under
U.S. GAAP, the company is required to use the liability method. Under the liability method, deferred income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

     The tax effects of significant temporary differences are as follows:

                                      Year ended   7 months ended
                                     December 31,   December 31,
                                        1998           1997
                                         $              $



     Deferred tax assets
     Income tax losses available for
         carryforward .............   1,643,400     570,300
     Share issue costs ............     293,000      45,900
                                      ---------   ---------

                                      1,936,400     616,200
     Less valuation allowance .....   1,936,400     616,200
                                      ---------   ---------

     Net deferred tax assets ......        --          --
                                      ---------   ---------


     Deferred tax liabilities
     Temporary differences on
         capital assets ...........     837,000     843,800
                                      ---------   ---------
     Total deferred tax liabilities     837,000     843,800
                                      ---------   ---------

Talisman Enterprises Inc.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997


15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING
     PRINCIPLES [continued]

(3) Under U.S. GAAP, capital assets would be increased by $895,400 and to provide for deferred income taxes on the differences between the book values and tax values of certain capital assets acquired by the company in a tax-free rollover. This amount represents the deferred taxes that arose at the time of the s.85 rollover. As a result, amortization of such assets increased by a total of $7,500 for the 7 months ended December 31, 1997 and $89,540 for the year ended December 31, 1998. U.S. GAAP requires that capital assets be recorded at acquisition costs which is the fair market value of the assets, whereas under Canadian GAAP, capital assets are recorded at acquisition cost less associated deferred income taxes.

(4)  Consolidated statements of cash flows

     During the year ended December 31, 1998, shareholders transferred common shares to individuals in exchange for capital assets and professional services relating to the issue of common shares. Under U.S. GAAP non-cash transactions are excluded from the consolidated statements of cash flows. Accordingly, cash used by investing activities and cash provided by financing activities were each decreased by a net $100,750.

Talisman Enterprises Inc.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING
     PRINCIPLES [continued]

(5)   The following additional disclosures are required under U.S. GAAP.

Stock-based compensation

     Pro-forma information regarding net loss and loss per share is required by FAS123, and has been determined as if the company had accounted for its employee stock options and warrants under the fair value method. The fair value was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1998 and 1997, respectively; risk-free interest rates of 6%, dividend yields of 0%, volatility factors of the expected market price of the company's common stock of 30% and weighted average expected life per option and warrant of 4 years.

     The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions including the expected stock price volatility. Because the company's employee stock options and warrants have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's options, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options and warrants.

     For purposes of the pro-forma disclosures, the estimated fair value of the options and warrants is amortized to expense over their vesting period. The company's pro-forma net loss under U.S. GAAP would be increased by $694,300 for the 7 months ended December 31, 1997. The company's pro-forma loss per share under U.S. GAAP would be [$3.35] for the 7 months ended December 31, 1997. There were no employee stock options and warrants issued or which vested during 1998.

Talisman Enterprises Inc.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING
     PRINCIPLES [continued]

     A summary of the company's stock option and warrant activity and related information is as follows:

                                           Year ended     7 months ended        Weighted       Weighted
                                           December 31,    December 31,         -average       -average
                                              1998           1997               exercise       exercise
                                                $              $                price          price

Employee options
Outstanding, beginning of period .........    10,760        17.25               --             --
Granted ..................................      --          --                  10,760         17.25
                                             -------        -----               -------        -----
Outstanding and exercisable, end of period    10,760        17.25               10,760         17.25
                                             -------        -----               -------        -----


Employee warrants
Outstanding, beginning of period .........    44,798        16.25               --             --
Granted ..................................      --          --                  50,000         16.25
Exercised ................................    10,896        16.25                5,202         16.25
                                             -------        -----               -------        -----
Outstanding and exercisable, end of period    33,902        16.25               44,798         16.25
                                             -------        -----               -------        -----
Total employee options and
   warrants outstanding and
   exercisable, end of period ............    44,662        16.50               55,558         16.50
                                             -------        -----               -------        -----
Weighted - average fair value
   of employee options and warrants
   granted during the period .............      --          --                  10,760         12.25
                                             -------        -----               -------        -----


Other warrants
Outstanding, beginning of period .........    68,600        --                  68,600         --
Granted ..................................   515,504        --                  --             --
                                             -------        -----               -------        -----
                                             584,104        --                  68,600         --
                                             -------        -----               -------        -----


Total options and warrants, end of period    628,766        --                 124,158         --
                                             -------        -----              -------        -----

Talisman Enterprises Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING
     PRINCIPLES [continued]

(6)  Comprehensive income

     The Financial Accounting Standards Board has issued FAS130, Reporting Comprehensive Income, which establishes new standards for the reporting and display of comprehensive income. Under the provisions of this standard, the company is required to display items of other comprehensive income in the financial statements for each year in which a statement of earnings is presented and to disclose the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of the balance sheet. The company has no comprehensive income items other than its loss for the year.

                         Year ended          7 Months ended
                         December 31,        December 31,
                         1998                1997

                              $                $



Cash interest paid        39,200              12,200
Cash income taxes paid    --                  --
Rental expense           186,100              80,900


[d] Recent Developments

     The Financial Accounting Standards Board has issued FAS129, Disclosure of Information About Capital Structure. The company must adopt this standard in the first quarter of fiscal 1999. Implementation of this disclosure standard will not affect the company's financial position, results of operations or future disclosures.

     The Financial Accounting Standards Board has issued FAS132, Empoyers' Disclosures about Pensions and Other Post-retirement Benefits. The company must adopt this standard in the first quarter of fiscal 1999. Implementation of this disclosure standard will not affect the company's financial position, results of operations or future disclosures.

Talisman Enterprises Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              [in Canadian dollars]

December 31, 1998 and 1997

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING
     PRINCIPLES [continued]

     The Financial Accounting Standards Board has issued FAS133, Accounting for Derivative Instruments and Hedging Activities which introduces revised standards for the recognition and measurement of derivatives and hedging activities. The company must adopt this standard in the first quarter of fiscal 2000. Implementation of this standard is currently expected to have no impact on the company's financial position or results of operation since the company has no derivative financial instruments or hedging activities.

[e]  Related party transactions

     FAS 57 requires disclosure of the following transactions with a company that is a shareholder, key supplier and whose president is also a director and officer of the company:

                                                                  Year ended          7 months ended
                                                                 December 31,           December 31
                                                                     1998                  1997
                                                                       $                     $



         Acquisition of raw materials                               50,790                      --

     In addition, in 1996 the company purchased capital assets [$100,000] which remain in the possession of the related party who uses them to produce raw materials for the company.

Exhibit 1

                            TALISMAN ENTERPRISES INC.
                     1999 SENIOR EXECUTIVE STOCK OPTION PLAN


1.       Purpose.

     The Talisman Enterprises Inc. 1999 Senior Executive Stock Option Plan (the "Plan"), effective this 17th day of May, 1999, is intended to afford an incentive to selected employees of Talisman Enterprises Inc. (the "Company") and of any Subsidiary, as defined in Section 2 below (collectively, the "Group"), to acquire a proprietary interest in the Company, to continue to perform services for the Company, to increase their efforts on behalf of the Company and to promote the success of the Company's business.

2.       Definitions.

     As used in this Plan, the following words and phrases shall have the meanings indicated:

         (a)      "Board" shall mean the Board of Directors of the Company.

         (b)      "Cause" shall mean:

               (i) fraud, embezzlement or gross insubordination on the part of the Optionee;

               (ii) conviction or the entry of a plea of nolo contendere by the Optionee for any felony or indictable offence;

               (iii) a material breach of, or the willful failure or refusal by the Optionee to perform and discharge, his duties, responsibilities or obligations under any agreement with the Company or Subsidiary that is related to the Optionee's employment with the Employer (other than by reason of disability or death) that is not corrected within thirty
          (30) days immediately following written notice to the Optionee by the Employer, such notice to state with specificity the nature of the breach, failure or refusal; provided that if such breach, failure or refusal cannot reasonably be corrected within thirty (30) days of written notice thereof, correction shall be commenced by the Optionee within such thirty (30) day period and completed within a reasonable period thereafter; or

               (iv) any act of willful misconduct by the Optionee which (A) is intended to result in substantial personal enrichment of the Optionee at the expense of the Company or any of its Subsidiaries or affiliates, or (B) has a material adverse impact on the business or reputation of the Company or any of its Subsidiaries or affiliates (such determination to be made by the Board in its reasonable judgment).

         (c) "Disability" shall mean a physical or mental disability that prevents or is reasonably expected to prevent the performance by the Optionee of his duties hereunder for a continuous period of six (6) months or longer. The determination of the Optionee's Disability shall (i) be made by an independent physician chosen by the Committee (as defined in Section 3 hereof) and reasonably acceptable to the Optionee (or his or her representative), (ii) be final and binding on the parties hereto, and (iii) be made taking into account such competent medical evidence as shall be presented to such independent physician by the Optionee and/or the Company or by any physician or group of physicians or other competent medical experts employed by the Optionee and/or the Company to advise such independent physician.

         (d) "Employer" shall mean, with respect to an Optionee, the member of the Group with which the Optionee has an Employment Agreement.

         (e) "Employment Agreement", with respect to an Optionee, shall mean the employment agreement between the Optionee and the Employer in effect on the Grant Date; provided however, that for purposes of Section 6(d)(vi) hereof, "Employment Agreement", with respect to an Optionee, shall mean the employment agreement between the Optionee and the Employer in effect as of the date such Optionee's employment with the Company terminates.

         (f) "Fair Market Value" shall mean, if the Common Stock is traded on the Canadian Dealing Network or other Canadian public market, is listed on a national securities exchange or quoted on the automated quotation system of the National Association of Securities Dealers, Inc., the average of high and low selling prices of the Common Stock on the date such value is to be determined, or, if the Common Stock is not traded on such date, then the average of high and low selling prices of the Common Stock on the next preceding day on which such stock was traded; otherwise the Fair Market Value shall be determined by the Board in its reasonable discretion.

         (g) "Former Talisman Partners" means the following persons: (i) Kimberlin Family Partners, LP; (ii) Spencer Trask Securities, Incorporated;
(iii) William Dioguardi; (iv) Norman Proulx; and (v) Ray Rivers and Amy Rivers, jointly.

         (h) "Good Reason" shall mean: (i) the Employer's failure or refusal to perform its obligations under, or its breach of the Employment Agreement in any material respect; (ii) a termination of his employment other than in connection with death, Disability or Cause or (iii) loss of the Optionee's title, position, or overall responsibilities for the Employer unless such loss is incurred in connection with a transfer of the Optionee to the Employer's parent or any Subsidiary which transfer amounts to a promotion or an increase in overall responsibilities and, as a consequence of which, Optionee's Base Salary (as defined in the Employment Agreement), benefits, reimbursements and other compensation remain at least as favorable as in effect immediately before such transfer.

         (i) "Internal Revenue Code" shall mean the US Internal Revenue Code of 1986, as amended.

         (j) "Option" shall mean the right to acquire one or more shares of Common Stock under the terms and conditions of an Option Agreement and the Plan.

         (k) "Option Agreement" shall mean the written agreement, contract or other document between the Company (or a Subsidiary, as the case may be) and an Optionee evidencing an Option granted hereunder.

         (l) "Optionee" shall mean an officer or employee of the Group who is selected to participate in the Plan.

         (m) "Securities Laws" shall mean the US Securities Exchange Act of 1934, as amended, or the Securities Act (Ontario), as applicable.

         (n) "Subsidiary" shall mean any person in which, at the applicable time, the Company owns a controlling interest, directly or indirectly.

         (o) "Tax Law" shall mean the Internal Revenue Code or the Income Tax Act (Canada), as applicable.

3.       Administration.

         (a) Unless otherwise determined by the Board, the Plan shall be administered by a committee of the Board which shall consist of two (2) or more members of the Board who are non-employee directors. Such committee may, in its discretion, delegate to a subcommittee its duties hereunder, including the grant of Options. Any entity that administers the Plan pursuant to this Section 3 shall be referred to as the "Committee".

         (b) The Committee shall have all powers necessary to administer this Plan including, without limitation, the authority: to grant Options; to determine the type and number of Options to be granted, the number of shares of Common Stock to which an Option may relate and the exercise price, terms, conditions and restrictions relating to any Option; to determine whether, to what extent and under what circumstances an Option may be settled, canceled, forfeited, exchanged or surrendered; to construe and interpret the Plan and any Option; to prescribe, amend and rescind rules and regulations relating to the Plan; to determine the terms and provisions of Option Agreements; to accelerate the exercisability of any outstanding Option at such time and under such circumstances as it, in its sole discretion, deems appropriate; and to make all other determinations necessary or advisable for the administration of the Plan.

         (c) Amendment and Termination of the Plan. The Board or the Committee may at any time and from time to time alter, amend, suspend or terminate the Plan, provided that, no amendment which requires stockholder approval under applicable law or in order for the Plan to continue to comply with applicable Tax Law, including, if applicable, Section 162(m) of the Internal Revenue Code, shall be effective unless the same shall be approved by the vote of the stockholders of the Company. Notwithstanding the foregoing, no amendment shall affect adversely any of the rights of any Optionee, without such Optionee's consent, under any Option previously granted. The power to grant Options under the Plan will automatically terminate ten (10) years after the adoption of the Plan by the Board. If the Plan is terminated, any unexercised Option shall continue to be exercisable in accordance with its terms and the terms of the Plan in effect immediately prior to such termination.

         (d) No member of the Committee shall be liable for any action taken or determination made in good faith with respect to the Plan.

4.       Eligibility.

         Options may be granted to employees of the Group as selected by the Committee.

5.       Stock.

         The stock subject to Options hereunder shall be shares of the Company's common stock, no par value ("Common Stock"). Such shares may be authorized but unissued shares or shares that shall have been or that may be reacquired by the Company. The aggregate number of shares of Common Stock as to which Options may be granted from time to time under the Plan shall not exceed Two Hundred Twenty-five Thousand (225,000). The limitations established by the preceding two sentences shall be subject to adjustment as provided in Section 9 below.

6.       Stock Options.

         The Committee shall have authority to grant Options on the following terms and conditions:

         (a) Number of Shares. Each Option Agreement shall state the number of shares of Common Stock to which the Option relates ("Option Shares").

         (b) Type of Option. No Option granted pursuant to this Plan shall be an "Incentive Stock Option" within the meaning of Section 422 of the Internal Revenue Code.

         (c) Exercise Price. The exercise price per share of Common Stock purchasable under an Option (the "Exercise Price") shall be determined by the Committee, subject to compliance with all applicable Securities Laws and regulations. The date as of which the Committee adopts a resolution expressly granting an Option shall be deemed to be the day which such Option is granted (the "Grant Date").

         (d) Vesting. The Option shall vest and become exercisable as provided in this Section 6. Once a portion of the Option becomes exercisable, that portion shall remain exercisable through the tenth (10th) anniversary of the Grant Date (the "Expiration Date"), except as otherwise provided in Section 6(d)(vi) below.
                  (i) Time Vesting Options. The Option shall become exercisable with respect to one-third (1/3) of the Option Shares (the "Time Vested Option Shares") in sixty (60) equal monthly installments commencing on the first day of the first month following the Grant Date.

                  (ii)     Annual Target Options.

                    (A) Generally. The Option shall become exercisable with respect to one- third (1/3) of the Option Shares (the "Annual Target Option Shares") according to the terms of this Subsection 6(d)(ii). With respect to the first five (5) fiscal years of the Company ending after the Grant Date, the Board, in consultation with the Chief Executive Officer of the Company, shall establish annual performance targets (the "Performance Targets") applicable to the Optionee, such targets for any such fiscal year being consistent with similar targets established for other senior executives of the Company for the same fiscal year. Subject to the provisions of Subsections 6(d)(ii)(B), (C) and (D) below, on the last day of each applicable fiscal year, twenty percent (20%) of the Annual Target Option Shares shall become exercisable provided that the Performance Targets with respect to such fiscal year are met. Except as otherwise provided in this Subsection 6(d)(ii), if the Performance Targets for such fiscal year are not met, the portion that would have become exercisable (the "Missed Portion") shall not, then or in the future, become exercisable.

                    (B) Catch-Up  Vesting.  If, for any  applicable  fiscal year
               (the "Shortfall Year"), the Optionee fails to meet the Performance Targets (the amount of the difference between the Performance Targets and the actual performance being the "Shortfall") and, for the immediately following fiscal year (the "Catch-Up Year"), the Optionee exceeds the Performance Targets for the Catch-Up Year by an amount equal to or greater than the Shortfall, then forty percent (40%) of the Annual Target Option Shares (being the portion from the Shortfall Year plus the portion for the Catch-Up Year) shall become exercisable on the last day of the Catch-Up Year.

                    (C) Investor Sale Vesting.

                         (I) Subject to Clauses (II) and (III) below, all Annual
                    Target Option Shares that have not yet become exercisable may become exercisable under this Subsection 6(d)(ii)(C) upon an Investor Sale (as defined below) occurring during the period commencing on the first anniversary of the Grant Date and terminating on the fifth (5th) anniversary of the Grant Date (the "Investor Sale Period").

                         (II) If the  Performance  Targets  with  respect to the
                    fiscal year immediately preceding the fiscal year in which the Investor Sale occurs (the fiscal year in which such sale occurs, the "Investor Sale Year") have not been met, then, subject to Subsection 6(d)(ii)(D) below, no Annual Target Option Shares shall become exercisable on account of the Investor Sale.

                         (III) If the  Performance  Targets  for the fiscal year
                    immediately preceding the Investor Sale Year are met, but Performance Targets for any other fiscal year during the Investor Sale Period have not been met, then, subject to Subsection 6(d)(ii)(D) below, only a portion of the unexercisable Annual Target Option Shares shall become exercisable. Such portion shall equal the product of (x) the total number of unexercisable Annual Target Option Shares multiplied by (y) a fraction, the numerator of which is the total number of Annual Target Option Shares which have previously become exercisable and the denominator of which is the total number of Annual Target Option Shares that would have become exercisable if Performance Targets for all fiscal years preceding the Investor Sale Year had been met. If Annual Target Option Shares become exercisable pursuant to Subsection 6(d)(ii)(B), then Performance Targets with respect to which such

                    Annual Target Option Shares relate will be deemed to have been met in the applicable Shortfall Year.

                         (IV) For purposes of this Subsection  6(d), an Investor
                    Sale shall mean, as applicable,

                         (1) any  transaction or series of related  transactions
                    by which any "Person" (as defined in Section 3(a)(9) of the US Securities Exchange Act of 1934, as amended (the "Exchange Act")) or "Group" of persons (as provided under
                    Section 13(d)(3) of the Exchange Act), other than Spencer Trask Securities, Incorporated, is or becomes the "Beneficial Owner" (as defined in Rule 13d-3 or otherwise under the Exchange Act), directly or indirectly (including as provided in Rule 13d-3(d)(1) under the Exchange Act), of voting stock of the Company ("Voting Stock"), giving effect to the deemed ownership of securities by such person or group, as provided in Rule 13d-3(d)(1) under the Exchange Act, but not giving effect to any such deemed ownership of securities by another person or group, greater than fifty percent (50%) of all such Voting Stock, or

                         (2) a sale,  transfer  or other  disposition  by one or
                    more of the "Former Talisman Partners" (as defined), in one or a series of related transactions, if, taking into account such sale, transfer or other disposition, the Former Talisman Partners, whether or not acting in concert, have sold in the aggregate more than fifty percent (50%) of the shares of Common Stock owned by the Former Talisman Partners on January 21, 1999. For purposes of determining share ownership hereunder, options, warrants, obligations convertible into shares of Common Stock, and other similar interests shall be treated as being exercised, converted, or otherwise exchanged for Common Stock according to their terms, provided that the exercise price, conversion ratio, or other exchange measurement expresses or implies a price for such Common Stock of no more than the Fair Market Value of the Common Stock determined as of January 21, 1999.

                    (D) Notwithstanding anything to the contrary herein, if there is an Investor Sale during the Investor Sale Period, and the Cumulative Compounded Return (as defined in Section 6(d)(iii)) is more than thirty percent (30%), then the Annual Target Option Shares shall become exercisable to the extent necessary to raise the number of exercisable Annual Target Option Shares to fifty percent (50%) of all Annual Target Option Shares. Annual Target Option Shares shall become exercisable under this
               Section 6(d)(ii)(D) only after taking into account all other acceleration of exercisability that would occur under this
               Section 6(d)(ii).

                    (E) Notwithstanding anything to the contrary herein, all unexercisable Annual Target Option Shares shall become exercisable on the seventh (7th) anniversary of the Employment Date.

               (iii) Investor Return Options. Following an Investor Sale, the Option shall become exercisable with respect to one-third of the Option Shares (the "Investor Return Option Shares") according to the following schedule:

                                       -7-

Cumulative Compounded Return
on Account of the Investor Sale                              Amount Becoming Exercisable
---------------------------------------------      ------------------------------------------------

Thirty percent or more                               All Investor Return Option Shares
                                                     shall become exercisable

At least 29%, but less than 30%                      Two-thirds (2/3) of all Investor
                                                     Return Option Shares shall
                                                     become exercisable

At least 28%, but less than 29%                      One-third (1/3) of all Investor
                                                     Return Option Shares shall
                                                     become exercisable

Less than 28%                                        No Investor Return Option Shares
                                                     shall become exercisable


     The Cumulative Compounded Return shall be the annualized internal rate of return (assuming monthly compounding) achieved on realizing, on the date of the Investor Sale, the Fair Market Value of a share of Common Stock as of such date on an investment, made on the Grant Date of the Fair Market Value of a share of Common Stock as of such date. Algebraically, the formula for determining the Cumulative Compounded Return is as follows:

                              A = B x (1 + C)(D/12)
Where:

     A = The Fair Market Value of a share of Common Stock on the date of an Investor Sale

     B = The Fair Market Value of a share of Common Stock on the Grant Date

     C = The Cumulative Compounded Return

     D = The number of whole months from the Grant Date through and including the date of the Investor Sale.

     Notwithstanding anything to the contrary herein, all unexercisable Investor Return Option Shares shall become exercisable on the seventh (7th) anniversary of the Grant Date.

               (iv) Acceleration of Vesting on Going Private. Notwithstanding the provisions of Sections 6(d)(i) through (iii) above, the Option shall become exercisable with respect to all Option Shares immediately before any transaction, including, but not limited to any transaction described in Section 6(d)(ii) above, if, after and on account of such transaction, the Common Stock of the Company is (or will be) no longer traded on an established securities market.

               (v) Exercise Procedure. The Optionee shall deliver written notice of his intention to exercise all or any part of the Option, such notice to describe the number of shares of Common Stock to be acquired (the "Shares"). The Company shall then schedule a closing date as soon as practicable, but no later than three (3) business days following receipt of such notice. Payment of the purchase price for Shares purchased upon exercise of the Option (the "Option Price") shall be paid in full at the time of exercise in cash or certified or bank check to the order of the Company. The Company shall, upon payment of the Option Price for the number of Shares purchased, and delivery of a subscription agreement in form satisfactory to the Committee, make prompt delivery of such Shares to the Optionee, provided that if any law or regulation requires the Company to take any action with respect to such Shares before they are issued, then the date of delivery of such Shares shall be extended for the period necessary to complete such action. Issuance of Shares is subject to the provisions of
          Section 10 below, and no Shares shall be issued and delivered upon exercise of the Option unless and until, in the opinion of counsel for the Company, any requirements of law or of any regulatory bodies having jurisdiction over such issuance and delivery shall have been fully complied with. The Optionee may purchase less than the entire number of Shares subject to the Option, provided that no partial exercise of this Option may be for any fractional share unless the Committee determines otherwise.

               (vi) Effect of Termination of Employment. Except as otherwise provided in this Section 6(d)(vi), the Option, to the extent otherwise unexercisable, shall expire on the termination of employment:

                    (A) If the  Optionee's  employment  is  terminated  for  any reason other than those described in Clause (B) below, the then exercisable portion of the Option shall remain exercisable until the earlier of the ninetieth (90th) day following the date of termination of employment or the Expiration Date.

                    (B) If the Optionee's employment is terminated either voluntarily, other than for Good Reason, by the Optionee or by
               the   Employer  for  Cause,   the  entire   Option  shall  expire
               immediately.

                    (C) Notwithstanding  the provisions of Section  6(d)(vi)(A), the Option shall become fully exercisable with respect to all Time-Vesting Option Shares in the event of a termination of employment entitling the Optionee to severance under the terms of the applicable Employment Agreement, including (1) a termination for Good Reason, or (2) if applicable, if the Company has elected against renewal of the Employment Agreement. That portion of the Option which has become exercisable under this Section 6(d)(vi)(C) or otherwise, shall continue to be exercisable until the earlier of ninety (90) days following termination of employment or the Expiration Date, and shall thereafter automatically expire to the extent not then exercised, provided that the Company shall have the right (the "Close-out Right") to cancel such remaining portion in return for a cash payment equal to the product of (x) the Fair Market Value per share of the Common Stock as of the date of termination, multiplied by (y) the number of shares of Common Stock subject to such remaining portion.

7.       Nontransferability of Option.

         Any Option granted pursuant to the terms hereunder is personal and no rights granted under it may be transferred, assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) except by the laws of descent and distribution, nor shall any such rights be subject to execution, attachment or similar process. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of an Option or of such rights contrary to the provisions of this Plan, or upon the levy of any attachment or similar process upon an Option or such rights, such Option and such rights shall, unless otherwise determined by the Committee, expire and become null and void.

8.       No Special Rights.

         The Optionee shall have no rights as a shareholder with respect to any Shares which may be purchased by exercise of an Option unless and until a certificate representing such shares is duly issued and delivered to the Optionee or a correlative entry is made in the Company's stock ledger with respect to the Optionee's shares. No adjustment shall be made for dividends or other rights for which the record date is prior to the date such stock certificate is issued. Nothing contained in the Plan or in any Option shall be construed or deemed by any person under any circumstances to bind the Company or any parent corporation or Subsidiary to continue the employment of the Optionee for the period within which an Option may be exercised.

9.       Effect of Certain Changes.

         If there is any change in the number of outstanding shares of Common Stock by reason of: (a) any stock dividend, stock split, recapitalization, combination, exchange of shares, merger, consolidation, liquidation, split-up, spin-off or other similar change in capitalization, (b) any distribution to common shareholders, including a rights offering, other than cash dividends which are not extraordinary in frequency or amount, or (c) any like change, then the number of shares of Common Stock available for Options, the number of such shares covered by outstanding Options and the exercise price of such Options shall be proportionately adjusted by the Committee to reflect such change or distribution with the intent of preserving the rights granted by, and value and economic benefits of, such Options; provided, however, that any fractional shares resulting from any such change shall be deemed to be Common Stock within the meaning of the Plan. To the extent that the foregoing adjustments relate to stock or securities of the Company, such adjustments shall be made by the Committee, whose determination in that respect shall be final, binding and conclusive.

10.      Investment Representations; Legend.

         (a) Representations. The Optionee represents, warrants and covenants (to the extent such representations, warranties and covenants are applicable to the Optionee under applicable Securities Law, as determined by the Company) that:

               (i) Any shares of Common Stock purchased upon exercise of an Option shall be acquired for the Optionee's account for investment only and not with the view to, or for sale in connection with, any distribution of shares in violation of or any rule or regulation of the Securities Act (Ontario), or the US Securities Act of 1933 (the "Securities Act") or any rule or regulation thereof.

               (ii) The Optionee has had such opportunity as he has deemed adequate to obtain from representatives of the Company such information as is necessary to permit the Optionee to evaluate the merits and risks of his investment in the Company.

               (iii) The Optionee is able to bear the economic risk of holding shares of Common Stock acquired pursuant to the exercise of any and all Options granted under this Plan for an indefinite period.

               (iv) The Optionee understands that: (A) the shares acquired pursuant to the exercise of any and all Options will not be registered under the Securities Act and are "restricted securities" within the meaning of Rule 144 under the Securities Act; (B) such shares cannot be sold, transferred or otherwise disposed of unless they are subsequently registered under the Securities Act or an exemption from registration is then available; (C) in any event, the exemption from registration under Rule 144 will not be available for at least one (1) year, and even then will not be available unless a public market then exists for the Common Stock, adequate information concerning the Company is then available to the public and other terms and conditions of Rule 144 are complied with; and (D) there is now no registration statement on file with the United States Securities and Exchange Commission with respect to any stock of the Company and the Company has no obligation or current intention to register any shares acquired pursuant to the exercise of any Option under the Securities Act.

               (v) The Optionee's participation in this Plan is voluntary. By making payment upon exercise of an Option, the Optionee shall be deemed to have affirmed or reaffirmed, as the case may be, as of the date of such payment, the representations made in this Section 10.

         (b) Legend on Stock Certificates. If required by applicable Securities Law (as determined in the discretion of the Company), stock certificates representing shares of Common Stock issued to the Optionee upon exercise of an Option shall have affixed thereto a legend substantially in the following form, in addition to any other legends required by applicable state or provincial law:

The shares of stock represented by this certificate have not been registered under the Securities Act of 1933 and may not be transferred, sold or otherwise disposed of in the absence of an effective registration statement with respect to the shares evidenced by this certificate, filed and made effective under the Securities Act of 1933, or an opinion of counsel satisfactory to the Company to the effect that registration under such Act is not required.

         (c) Restrictions on Delivery of Shares. Each Option granted under the Plan is subject to the condition that if at any time the Committee, in its discretion, shall determine that the listing, registration or qualification of the shares of Common Stock covered by such Option upon any securities exchange or under state, provincial, or federal law is necessary as a condition of or in connection with the purchase or delivery of shares, the delivery of any or all shares acquired pursuant to such Option may be withheld unless and until such listing, registration or qualification shall have been effected, and the Company shall use its reasonable best efforts to effectuate such listing, registration or qualification as promptly as reasonably practicable.

11.      Management Shareholders Agreement.

         The Optionee understands that all shares acquired pursuant to the exercise of an Option shall also be subject to a management shareholders agreement dated as of the 19th day of March, 1999, a copy which is attached hereto as Exhibit A (the "Management Shareholders Agreement"), the terms of which have been reviewed by the Optionee. Issuance of Shares hereunder shall be contingent upon the Optionee's execution of the Management Shareholders Agreement.

12.      Miscellaneous.

         (a) Except as provided herein, this Plan may not be amended or otherwise modified unless evidenced in writing and signed by the Company and the Optionee.

         (b) All notices under this Plan shall be mailed or delivered by hand to the parties at their respective addresses set forth below, or at such other address as may be designated in writing by either of the parties to one another:

If to the Company: Talisman Enterprises Inc.

2330 Southfield Rd.
Unit 3
Mississauga, Ontario L5N 2W8
Attn: Chairman

     If to the Optionee: At the address set forth in the most current payroll records of the Company.

     (c) Withholding Taxes. Where an Optionee or other person is entitled to receive shares of Common Stock pursuant to an Option, the Company shall have the right to require the Optionee or such other person to pay to the Company the amount of any taxes which the Company may be required to withhold before delivery to such Optionee or other person of cash or a certificate or certificates representing such shares. Unless otherwise prohibited by applicable law, an Optionee may satisfy any such withholding tax obligation by either of the following methods, or by a combination of such methods: (i) tendering a cash payment; or (ii) delivering to the Company previously acquired shares of Common Stock, or (iii) having the Company withhold shares of Common Stock otherwise deliverable upon exercise of an Option, in either case having an aggregate Fair Market Value, determined as of the date the withholding tax obligation arises, less than or equal to the amount of the total withholding tax obligation.

     (d) No Fractional Shares. The Committee shall determine (in its sole discretion) whether cash, other Options or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

     (e) Governing Law. The Plan, all determinations made and actions taken pursuant to it, shall be governed by the laws of the Province of Ontario, without giving effect to the principles of the conflicts of laws.

     (f) Headings. The section and subsection headings contained herein are for convenience only.

     (g) Conflict. In the event of a conflict between the terms of this Plan and the terms of an Option Agreement, the terms of this Plan shall prevail.

13.      Effective Date.

         The Plan shall take effect upon its adoption by the Board and the approval or ratification of the stockholders of the Company.

Exhibit 2

                            TALISMAN ENTERPRISES INC.
                        1999 DIRECTORS COMPANY STOCK PLAN

1.       Purpose.

         The name of the Plan shall be the Talisman Enterprises Inc. 1999 Directors Company Stock Plan (the "Plan"). The purpose of the Plan is to provide a compensation program for non-employee Directors (the "Directors") of Talisman Enterprises Inc. (the "Company") that will attract and retain highly qualified individuals to serve as non-employee members of the Company's Board of Directors (the "Board"). The Plan awards Directors shares of Company common stock, no par value per share ("Common Stock") as provided below.

2.       Administration.

         Subject to Section 6, the Plan shall be administered by a management committee (the "Management Committee") consisting of at least three (3) members of the Board, one of whom shall include the Company's President and Chief Executive Officer. The Management Committee shall interpret the Plan, shall prescribe, amend and rescind rules relating to it from time to time as it deems proper and in the best interests of the Company, and shall take any other action necessary for the administration of the Plan. Any decision or interpretation adopted by the Management Committee shall be final.

3.       Participation.

         Each Director who serves as such on the first day of an Award Year (as defined below) may receive Company Shares (as defined below) with respect to such Award Year under the terms hereof.

4.       Company Shares.

         (a) Maximum Number of Shares. Subject to Subsection (b) below, the maximum number of shares of Common Stock that may be awarded under the Plan is One Hundred Thousand (100,000) shares of Common Stock (such shares, as adjusted under Section 4(b) hereof, the "Company Shares"). Awards of Company Shares may be made from shares held in the Company's treasury or out of authorized but unissued shares of the Company, or partly out of each, as shall be determined by the Management Committee.

         (b) Adjustment to Number of Shares. In the event of a recapitalization, stock split, stock dividend, exchange of shares, merger, reorganization, change in corporate structure or shares of the Company, or similar event, the Board, upon recommendation of the Management Committee, may make appropriate adjustments to the number of shares authorized for the Plan and to the number of shares that may be awarded with respect to an Award Year (as defined below).

5.       Grants of Company Shares.

         (a) Award Year Defined. For purposes hereof, each one (1) year period commencing on the Effective Date or on any of the four (4) following anniversaries thereof shall be an "Award Year".

         (b) Annual Awards. With respect to each Award Year, each Director shall receive Three Thousand Forty-six Company Shares (such shares, as adjusted, if necessary, according to Section 4(b), the "Award Year Shares") if such Director serves as such for the entire applicable Award Year. The Award Year Shares shall be granted, if at all, at the end of the applicable Award Year.

         (c) Restrictions. Upon awarding Company Shares, the Company shall deliver certificates therefor to the applicable Director. All Company Shares shall be subject to all the terms and conditions of the stockholders agreement dated 19 March 1999 by and among Talisman Enterprises Inc., Spencer Trask Securities, Incorporated, and various other persons (the "Stockholders Agreement") and, as a condition to receipt of Company Shares, each Director shall be required to sign the Stockholders Agreement.

         (d) Payment. Directors shall not be required to pay for Company Shares.

6.       Amendments to the Plan.

         The Board may amend, alter, suspend, discontinue or terminate the Plan or any portion thereof at any time; provided that no such amendment, alteration, suspension, discontinuation or termination shall be made without stockholder approval if such approval is (i) necessary to comply with any tax or regulatory requirement for which or with which the Board deems it necessary or desirable to qualify or comply, including for these purposes (if applicable) any approval requirement that is a prerequisite for exemptive relief from Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or (ii) otherwise required by applicable law.

7.       General Provisions.

         (a) Nontransferability. Except as otherwise specifically determined by the Management Committee in writing, no rights hereunder shall be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Director, except by will or the laws of descent and distribution.

         (b) Share Certificates. All certificates for Company Shares delivered under the Plan pursuant to any award thereof shall be subject to such stop transfer orders and other restrictions as the Management Committee may deem advisable under (i) the Plan (ii) the applicable rules, regulations and other requirements of the Securities Act (Ontario) and/or the United States Securities and Exchange Commission, (iii) the rules and regulations of any stock exchange or national market quotation system upon which Company Shares are then listed or quoted, and (iv) any applicable Federal, provincial, or state laws. The Management Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

         (c) Withholding. A participant may be required to pay to the Company and the Company shall have the right and is hereby authorized to withhold from any award or payment under any award or other amount owing to a Director the amount (as determined by the Company in its sole discretion) of any applicable withholding tax in respect of any award or payment under the Plan, or to require the Director to make other suitable arrangements to satisfy such withholding arrangements, and to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such taxes.

         (d) Governing Law. The validity, construction and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with the laws of the Province of Ontario.

         (e) Severability. If any provision of the Plan is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any person or award, or would disqualify the Plan or any award under any law deemed applicable by the Management Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Management Committee, materially altering the intent of the Plan or award, such provision shall be stricken as to such jurisdiction, person or award and the remainder of the Plan and any such award shall remain in full force and effect.

         (f) Other Laws. The Management Committee may refuse to issue or transfer any Company Shares if, acting in its sole discretion, it determines that the issuance or transfer of such shares or such other consideration might violate any applicable law or regulation or entitle the Company to recover the same under the Securities Act (Ontario) and/or, if applicable, Section 16(b) of the Exchange Act, and any payment tendered to the Company by a Director, other holder or beneficiary in connection with such award shall be promptly refunded to the relevant Director, holder or beneficiary. Without limiting the generality of the foregoing, no award granted hereunder shall be construed as an offer to sell securities of the Company, and no such offer shall be outstanding, unless and until the Management Committee in its sole discretion has determined that any such offer, if made, would be in compliance with all applicable requirements of the Securities Act (Ontario), U.S. federal securities laws, and any other laws to which such offer, if made, would be subject.

         (g) Headings. Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

         (h) Successors and Assigns. The Plan shall be binding upon the successors and assigns of the Company and upon each Director and such Director's heirs, executors, administrators, personal representatives, permitted assignees and successors in interest.

8.       Effective Date; Term of the Plan.

         (a) Effective Date. The Plan shall be effective as of the date on which the Plan is ratified or approved by the stockholders of the Company.

         (b) Term of the Plan. Unless sooner terminated, the Plan shall remain in effect for the sixty-one (61) month period commencing on the Effective Date. Termination of the Plan shall not affect any awards previously granted and such awards shall remain valid and in effect. Termination of this Plan shall have no effect on the validity or enforceability of the Stockholder's Agreement with respect to any party thereto.

C:\WINDOWS\TEMP\CIS9201.WPD

                            TALISMAN ENTERPRISES INC.
                              2330 Southfield Road
                                     Unit 3
                              Mississauga, Ontario
                                     L5N 2W8


                               INSTRUMENT OF PROXY
                   ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS


     The undersigned shareholder of Talisman Enterprises Inc. hereby appoints James A. Ogle, Director, failing whom Thomas A. Fenton, Director, or instead of either of the foregoing, ..............................,  as the proxy holder of the undersigned, to attend and act for and on behalf of the undersigned at an annual and special meeting of the shareholders of Talisman Enterprises Inc. to be held on Wednesday, the 30th day of June, 1999 at the hour of 10:00 a.m. (Toronto time) and at any adjournment(s) thereof, in the same manner, and to the same extent and with the same power as if the undersigned were present at the said meeting or such adjournment(s) thereof; provided however, that without otherwise limiting the generality of the authorization and power hereby conferred, the proxy holder is specifically directed to vote or to withhold from voting, the shares registered in the name of the undersigned as specified below:


         VOTE     WITHHOLD FROM VOTING      in respect of the appointment
                                            of the auditors and authorization
                                            of the directors to fix the
                                            remuneration of the auditors (Item
                                            2, Notice of Meeting)

         VOTE     WITHHOLD FROM VOTING      in respect of the election of
                                            directors (Item 3, Notice of
                                            Meeting)

         TO VOTE FOR   AGAINST              the approval of the Senior Executive
                                            Stock Option Plan Resolution
                                            (Item 4, Notice of Meeting)

         TO VOTE FOR   AGAINST              the approval of the Directors Stock
                                            Compensation Plan Resolution
                                            (Item 5, Notice of Meeting)


     THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE FOREGOING DIRECTIONS ON ANY BALLOT THAT MAY BE CALLED FOR; HOWEVER, IN THE EVENT THAT NO SPECIFICATION IS MADE ABOVE WITH RESPECT TO EITHER MATTER, THE NOMINEE IS INSTRUCTED TO VOTE SUCH SHARES IN FAVOUR OF SUCH MATTER(S) IN RESPECT OF WHICH NO CHOICE IS SPECIFIED.

     THIS PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE NOMINEE WITH RESPECT TO ANY OTHER MATTER OR MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.

Dated this    day of     , 1999.



(Signature of Shareholder)


(Please print name)

NOTES:

1. A SHAREHOLDER HAS THE RIGHT TO APPOINT AS HIS OR HER PROXY HOLDER A PERSON OTHER THAN THOSE DESIGNATED ABOVE. A shareholder may do so by inserting the name of such other person in the blank space provided and striking out the other names or by completing another proper form of proxy and in either case delivering the completed form of proxy by postal or other delivery to the Secretary of the Corporation, not later than the day preceding the day of the meeting or by depositing it with the Chairman of the meeting prior to the commencement of the meeting.

2. This form of proxy must be dated and signed by the shareholder or his/her attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof fully authorized.

3. If this form of proxy is not dated in the space provided above, it is deemed to bear the date on which it was mailed by the management of the Corporation.

4. If it is desired that the shares represented by this proxy are to be voted or withheld from voting on any matters referred to above or for or against any or all of the resolutions referred to above, the appropriate boxes above providing for voting or withholding from voting or voting for or against should be marked with an X or a tick (x/).

5.       THIS  PROXY IS  SOLICITED  BY OR ON  BEHALF  OF THE  MANAGEMENT  OF THE
         CORPORATION.

6. THIS PROXY IS FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD ON JUNE 30, 1999 AND AT ANY ADJOURNMENTS THEREOF.

                            TALISMAN ENTERPRISES INC.



Supplemental Mailing List Request Form

     If you wish to have your name added to the Supplemental Mailing List of Talisman Enterprises Inc. so that you may receive the Corporation's quarterly financial statements and other information, please fill in your name and address in the space provided below and return to Talisman Enterprises Inc., 2330 Southfield Road, Unit 3, Mississauga, Ontario, L5N 2W8.






[Please P R I N T your name and address.]

Mr.
Miss
Mrs.
Ms.


[First Name] [Last Name]



[Apt. No.] [Street Number] [Street]



[City] [Province/State]



[Postal/ZIP Code] [Country]